Exhibit 99.1

Prima BioMed Ltd

Preliminary final report

APPENDIX 4E

PRELIMINARY FINAL REPORT

1.	Company details

Name of entity:	Prima BioMed Ltd

ABN:	90 009 237 889

Reporting period:	Year ended 30 June 2015

Previous corresponding period:	Year ended 30 June 2014

2.	Results for announcement to the market

Revenue from ordinary activities	Down	33.3%	to	$2,092,867

Loss from ordinary activities after tax attributable to the owners of Prima BioMed Ltd	Up	141%	to	$(32,151,696)

Loss for the period attributable to the owners of Prima BioMed Ltd	Up	141%	to	$(32,151,696)

Dividends There were no dividends paid or declared during the current financial period

Comments The loss of the consolidated entity after providing for income tax and non-controlling interest amounted to $32,151,696 (30 June 2014: $13,343,381)

3.	NTA backing

Net tangible asset backing per ordinary security	Reporting period	Previous corresponding period
	0.12 cents	1.83 cents

4.	Dividends

Current period

There were no dividends paid or declared during the current financial period

Previous corresponding period

There were no dividends paid or declared during the previous financial period.

Prima BioMed Ltd

Preliminary final report

CONTENTS

5.	Audit

This report is based on financial statements which have been audited.

6.	Attachments

Details of attachments (if any):

The annual report for the year ended 30 June 2015 is attached.

7.	Signed

Date: Friday, 28th August 2015
Company Secretary

Annual Report

2015

CONTENTS

Corporate Directory	3
Chairman’s Letter	4
Review of Operations	6
Directors’ Report	11
Management Directory	16
Corporate Governance Report	30
Auditor’s Independence Declaration	36
Consolidated Statement of Comprehensive Income	38
Consolidated Balance Sheet	39
Consolidated Statement of Changes in Equity	40
Consolidated Statement of Cash Flows	41
Notes to the Consolidated Financial Statements	42
Directors’ Declaration	86
Independent Auditor’s Report to the Members	87
Shareholder Information	89

CORPORATE DIRECTORY

Directors	Ms Lucy Turnbull, AO (Non – Executive Chairman)
Mr Marc Voigt (Executive Director & Chief Executive Officer from 9 July 2014)
Mr Albert Wong (Non – Executive Deputy Chairman)
Dr Russell Howard (Non – Executive Director)
Mr Pete Meyers (Non – Executive Director)
Mr Matthew Lehman (Executive Director & Chief Executive Officer until 9 July 2014)

Company Secretary	Ms Deanne Miller

Registered office &	Level 7
principal place of business	151 Macquarie Street
Sydney NSW 2000

Share Registry	Boardroom Pty Ltd
Level 7, 207 Kent Street
Sydney, NSW 2000

Auditor	PricewaterhouseCoopers
201 Sussex Street
Sydney, NSW 2000

Solicitors	K&L Gates
Level 31, 1 O’Connell Street
Sydney NSW 2000
Australia

Banker	National Australia Bank Ltd
Kew Branch
Melbourne, Victoria 3000

Stock exchange listings	Prima BioMed Ltd shares are listed on the:
Australian Securities Exchange (ASX code: PRR), and
NASDAQ (NASDAQ code: PBMD)

Website address	www.primabiomed.com.au

CHAIRMAN’S LETTER

Dear Shareholder,

On behalf of the Board of Prima BioMed I am pleased to present the Annual Report for 2014/2015. We believe the past year has been the most significant in our company’s history and has laid the foundation for significant growth in shareholder value for the years ahead.

The two most significant events were the acquisition of Immutep SA, which completed in December 2014, and the A$15m investment by Ridgeback Capital Investments, announced in May 2015 and approved by shareholders in July 2015. Both your Board and management regard these two events as transformative for Prima.

The acquisition of Immutep has provided us with a strong portfolio of LAG-3 assets, taking us from being a single product company to a multi-product company. This is an important step in de-risking a small biotech company such as Prima.

The investment by Ridgeback allows us to move our LAG-3 programs towards meaningful clinical and commercial outcomes which we believe will benefit all shareholders. Having such a reputable cornerstone investor on our share register will also help to enhance Prima’s visibility and reputation in the Life Sciences sector, especially in the US.

Since May 2015, approximately 30% of our shares have been held by shareholders based in the US via our NASDAQ listed ADRs. We believe that the growth in our NASDAQ listed ADR holdings, reflects a positive re-rating of the Company following acquisition of Immutep and investment by Ridgeback.

Another important component of securing our near term financial security was the Share Purchase Plan, through which we successfully raised A$10 million. We were delighted with the strong level of demand for shares in the SPP, which was over-subscribed. I would like to thank shareholders for their overwhelming support. This additional funding will help to offset any impact of the weakening Australian dollar, with the majority of our research and development activities taking place in Europe.

One of the advantages of our dedicated research laboratory being based outside Paris is that we benefit from significant R&D rebates from the French Government. The potential development of a continuing pipeline of LAG-3 related technologies from pre-clinical work undertaken in France could provide considerable longer term value. Further value growth could be generated as we reach additional milestones from our existing development partners Novartis and GlaxoSmithKline.

Prima is now funded through to late calendar 2016, during which time we aim to have advanced development of our lead product, IMP321. We expect clinical work by Prima on IMP321 to commence during the current financial year in two initial studies: a Phase IIb chemo-immunotherapy trial in metastatic breast cancer and a Phase I study in combination with an immune-checkpoint inhibitor.

Since year end we received positive Scientific Advice from the EMA, the agency responsible for the scientific evaluation of medicines developed by pharmaceutical companies for use in the European Union, on the development path for IMP321 in metastatic breast cancer.

We are pleased that the two pharmaceutical companies who have licensed two of our LAG-3 products, GlaxoSmithKline and Novartis, have now commenced clinical trials.

The decision in February to consolidate our CVac™ program and to seek a partner for this asset was not taken lightly. We believe it was the responsible decision to make given the timelines we were facing, the cash available, and the need to prioritise our programs. We appreciate that some shareholders were initially unsure of how to interpret this decision, but we believe they are now beginning to realise the value of the LAG-3 programs.

CHAIRMAN’S LETTER CONTINUED

The merger and integration of Immutep and Prima has taken place quite seamlessly this year with staff from both sides working well together. We of course welcomed Prof. Frédéric Triebel and his Paris team to Prima and thank him for his dedicated service in the short time he has been with us.

Much of the transformation of Prima over the course of 2014/15 can be attributed to Marc Voigt, who we named as our CEO in July 2014. It was Marc who, with the support of our General Counsel & Company Secretary, Deanne Miller, negotiated Immutep’s acquisition at what we consider a very reasonable price. Marc has worked very hard to secure the Ridgeback investment, and carefully plan a new direction for our Company that aligns with current trends in the immuno-oncology field. He has also brought together the team which is now taking Prima forward.

I would also like to thank the rest of the management team and my fellow directors for their hard work and dedication during this very busy past year.

Finally, I would like to express appreciation to all shareholders for their ongoing support. Many long-term shareholders have expressed to us their view that the Immutep programs represent a worthwhile expenditure of shareholder funds, and I thank them for this confidence in the Prima Board and management team.

Yours sincerely,

Lucy Turnbull, AO

Chairman,

Prima BioMed Ltd

28 August 2015

REVIEW OF OPERATIONS

On behalf of the Directors and Management team of Prima BioMed, I am pleased to report on our operations for the past financial year.

Operating and Financial Review

The fiscal year 2015 was characterised by a number of significant milestones and changes. The most fundamental of these were the acquisition of Immutep, the commencement of the GlaxoSmithKline (GSK) Phase I clinical trial for its LAG-3 depleting antibody, the consolidation of the CVac clinical trial program and the positive final overall survival data for the CAN-003 clinical trial of CVac.

I firmly believe that the strategic changes we have been implementing in our Company this year have contributed towards a positive long-term outlook. The Ridgeback deal together with the Share Purchase Plan (SPP) announced on 7 July 2015 has secured sufficient funding for the Company until at least late 2016. Future potential milestone payments from our development partners might also help to support the cash flows of the Company in future years. The strategic changes which have taken place have positioned the company for future growth and the outlook for us going forward is encouraging.

Acquisition of Immutep SA

In December 2014 Prima finalized the acquisition of the French privately owned and venture capital backed company Immutep SA, a biopharmaceutical company in the rapidly growing field of Immuno-Oncology. The completion followed shareholder approval at the Company’s AGM on 14 November. The acquisition significantly expands Prima’s clinical development product portfolio to other categories of immunotherapies. It has also provided Prima with partnerships with several of the world’s largest pharmaceutical companies.

The acquisition, which was announced in October 2014, followed a due diligence process conducted by Prima team members and external advisors.

Immutep has three products candidates in development. They are based on a specific target called lymphocyte activation gene 3 or LAG-3, which is involved in the regulation of T cells in immune responses. Two of those products are fully partnered with Novartis and GSK. Their most advanced product candidate, IMP321, will be developed by the Prima group for commercialisation in the world’s major markets.

IMP321 is a recombinant protein that could be used in conjunction with chemotherapy to amplify a patient’s immune response. The development and manufacturing of IMP321 is being conducted in conjunction with Eddingpharm, which has licenced the rights for IMP321 for China and Taiwan.

Immutep’s other products include IMP701, an antagonist antibody that acts to stimulate T cell proliferation in cancer patients, licensed to CoStim (Novartis) and IMP731, a depleting antibody that removes T cells involved in autoimmunity, licensed to GSK.

In addition to these products Immutep also has a dedicated R&D laboratory outside Paris with other research candidates in development.

The fair value of the total consideration paid by Prima for the acquisition of Immutep is $26,253,103. The primary assets acquired in the acquisition of Immutep are Intellectual Property R&D assets of $23m. These assets will be amortised over the patent life of the assets acquired.

REVIEW OF OPERATIONS CONTINUED

Financing

We finished the financial year 2015 with approximately $6.76 million in cash and term deposits. Our grant funding from the Saxony Development Bank in Germany ceased in December 2014, however we received other non-dilutive cash resources of $777,000 from the Australian R&D tax incentive program and approximately $320,000 in a similar scheme operated by the French Government called Crédit d’Impôt Recherche for the LAG-3 program.

During FY 15 we raised a total of US$4m through a convertible security and an equity funding line from the New York-based Bergen Asset Management. The original US$37.4m facility was vital to our success in negotiating the Immutep acquisition and was mutually terminated after the Ridgeback financing was completed on 4 August 2015.

Prima BioMed announced on 14 May 2015 that Ridgeback Capital Investments, a US-based specialist healthcare investor, would be investing $15m in Prima. Ridgeback took an immediate placement of approximately 72 million Prima shares at 1.73 cents per share, worth $1.25m, and committed to investing the remainder of its $15m commitment via 3% convertible notes which convert, at Ridgeback’s election, into Prima ordinary shares at 2.00 cents per share. Shareholders approved this investment after the reporting period at an Extraordinary General Meeting on 31 July 2015, resulting in Prima receiving approximately $14m subsequent to year-end. Concurrent with the Ridgeback investment Prima BioMed announced a Share Purchase Plan at 5 cents per share in July 2015 that raised an additional $10m subsequent to 30 June 2015.

As a result of the Ridgeback investment and the SPP, Prima has now received approximately $24m in cash which funds the company until late 2016.

Financial Performance

Total other income for FY15 was $2,092,867 which was comparably lower than the $3,140,066 in FY14. The decrease is primarily attributable to grant income of $1,167,190 in FY15 compared to $2,004,198 in FY14 as a result of lower research and development expenditure. This decrease is also impacted by a decrease in interest income being earned during FY15 ($219,107 compared to $713,311 in FY14).

Total corporate administrative expense for FY15 was $5,723,106 ($4,092,623 in FY14). Expenses increased during the financial year primarily as a result of corporate advisory and administrative expenditure relating to the acquisition of Immutep and the implementation and maintenance of the convertible note and equity funding line agreement with Bergen Global Opportunity Fund (Bergen Agreement).

The changes in our product portfolio lead also to changes in our staff structure. We reduced our headcount during FY 15 by approximately 30%. During the year, we have managed to attract new talent which will certainly contribute to a successful future for our Company.

The vast majority of the R&D expenses in FY2015 were driven by our CVac clinical trial program. Our most significant expenses were, as in the previous year, our contracts with the Contract Research Organisations (CRO) and Contract Manufacturing Organisations (CMO) who we engaged for our CVac clinical trial program. The R&D expenses amounted to $8,952,447 in the FY2015 compared to $11,930,857 in the previous period. Our R&D costs are expected to increase over the next financial year as IMP321 clinical trials commence.

The loss before income tax for FY2015 was $32,293,852 ($13,329,774 in FY2014). The loss was attributed to (non-cash) finance costs incurred during the year of $18.3m. Finance costs primarily relate to the Bergen Agreement as described above. A breakdown of these expenses is detailed in note 18.

REVIEW OF OPERATIONS CONTINUED

LAG-3 program

Immutep’s lead candidate IMP321 has successfully completed early phase II trials in metastatic breast cancer when used as a chemo-immunotherapy. Prima intends to pursue development of IMP321 internally in a range of programs. The funds raised after the end of the FY2015 will collectively contribute towards working capital for the Company as well as the running of two new clinical trials:

●

A randomised, double-blind placebo-controlled Phase IIb study in first-line metastatic breast cancer. This trial, comparing IMP321+placlitaxel vs paclitaxel+placebo in Herceptin®-ineligible patients, will mainly take place in the EU

●

A pilot Phase I study in an immuno-oncology combination. Building on earlier published and unpublished scientific literature that LAG-3 based therapy can be synergistic with immune checkpoint inhibitors, our scientists have established pre-clinical evidence that certain combinations with IMP321 increase the strength of an anti-cancer immune response and speed and level of tumour regression.

Clinical trial grade material has been manufactured by WuXi Apptech (Shanghai) for these trials as part of the consideration for a Collaboration Agreement with Eddingpharm. Planning of the Phase IIb trial is now complete with positive scientific advice being received by the European Medicines Agency for the clinical development plan of the Phase II trial.

CVac Program

Prima announced in February 2015 its decision to cease recruitment into all ongoing CVac studies. This decision arose from a strategic review of our clinical assets that we commenced in November 2014, subsequent to the announcement of our Immutep acquisition. After much internal discussion, we concluded that, despite the promising nature of our vaccine, and cancer vaccines generally, their clinical development was much more complex and costly than products like our new LAG-3-based products. As a small biotech company, it is incumbent on us to focus our attention and investment on the lower cost, higher potential opportunities, which have the best chance of creating shareholder value in the shortest possible timeframe. It became clear to us that for our Company in 2015, the lower cost, higher potential opportunities lay in the Immutep programs.

In May 2015 we were pleased to announce our final data point for the CAN-003 trial. The median overall survival (OS) for second remission ovarian cancer patients treated with CVac had still not been reached after 42 months. By comparison, the median OS in the control arm was 25.5 months which was comparable with historical study data (p=0.07). The treatment arm experienced a minimum 16 month increase in survival benefit that aligned with our previous findings for progression free survival (PFS) in this cohort. In May 2014, the median PFS for CVac patients in second remission was 12.91 months versus 4.94 months for the control group (n=20, p=0.04). We believe this encouraging trend is sufficient to elicit partnering of ongoing CVac development.

We also announced our collaboration with the US-based Database Integrations Inc. (DBI), in late May 2015. DBI designed and built the iCAN software platform that powers CVac, and we have now teamed up with DBI to market the platform to other developers of cellular therapy worldwide. Cellular therapy processes might need the kind of scalable and automated electronic records and electronic signatures that iCAN enables.

As a consequence of these partnering efforts and strategic redirection towards our LAG-3 portfolio, Dr Sharron Gargosky, the Chief Technical Officer on the CVac program will move into a consultancy role. We recognise and appreciate the enormous dedication Sharron has given the Company and with her wealth of expertise in cell therapy manufacturing, it is a natural progression for Sharron to move into a consultancy role as we try to partner both CVac and the DBI software program. I thank Sharron for her service to Prima and her work on the CVac program.

REVIEW OF OPERATIONS CONTINUED

Business Development

Partnerships for our LAG-3 assets continue to flourish. A single digit million dollar financial milestone payment was received from GlaxoSmithKline after commencement of their Phase I trials with GSK2831781 (derived from IMP731) in January 2015. Novartis recently commenced their Phase I trial with LAG525, their humanised version of Immutep’s IMP701 antibody, triggering an undisclosed, modest milestone payment. With these multiple therapies in clinical development, we believe Prima’s prospects have greatly improved compared to a year ago.

In May 2015 we also entered into collaboration for the use of IMP321 as an adjuvant with NEC Corporation and Yamaguchi University in Japan. Yamaguchi researchers will be combining IMP321 with a peptide vaccine they have developed as a potential therapeutic for hepatocellular cancer. This work, being funded by NEC, is at an early stage but it builds on pre-clinical evidence Immutep has previously generated showing that at low doses IMP321 can be used as a T cell adjuvant for cancer vaccines1.

Throughout the year, Prima has announced the granting of Immutep patents in Australia and Canada and also the filing of a provisional patent application over the use of IMP321 in combination with immune checkpoint inhibitors. Ongoing research and development by scientists at the Paris laboratory should continue to build further intellectual property that will add to the Immutep pipeline in coming years. The patent portfolio is quite a large estate covering many uses of IMP321 for immunotherapy and autoimmune disease.

Business Strategy and Risks

As outlined above, we will continue to develop our immune-oncology product candidates, especially IMP321 and hopefully also benefit from the ongoing development of our partnered product candidates IMP701 and IMP731. While the decision to consolidate the CVac clinical trial program and to cease the patient recruitment has led to a significant decrease of costs, the clinical trial program of IMP321 will generate new expenses, especially once clinical trials have commenced. There can also be no guarantee that CVac will successfully be partnered or ever generate future revenues or that the cell therapy related logistics and manufacturing platform will be successfully commercialised.

We aim to be active in business development and partnering as we believe that partnerships with the pharmaceutical industry will be key to success of a smaller biotech company. We will try to strengthen the intellectual property position of our product candidates.

A biotech company like Prima BioMed is exposed to a number of risks: There can be no guarantee that our manufacturing, research and clinical development is successful or can be carried out in the anticipated timelines or that our intellectual property position will be strengthened or not harmed. In addition the Company will require additional financing in the future and in fact as the Company has a history of operating losses and may not achieve or maintain profitability in the future, future cash needs are not unlikely.

Outlook

We are optimistic about the next 12 months at Prima, during which we hope to initiate two clinical trials of IMP321 and a number of operational milestones associated with these trials. We also expect progress in our general partnering efforts.

Prima BioMed is blessed with many talented and dedicated employees that have greatly assisted us in making the transition from a single-product to a multi-product company over the course of 2014/15. I would like to thank everyone for their hard work. I would also like to thank Prima BioMed shareholders for the ongoing support. But most especially I want to honour the patients who have worked with Prima and with Immutep to get us this far.

[1]	Clin Cancer Res. 2008 Jun 1;14(11):3545-54 Romano 2014 for clinical evidence

REVIEW OF OPERATIONS CONTINUED

Sincerely,

Marc Voigt

Executive Director & Chief Executive Officer (CEO)

Prima BioMed Ltd

28 August 2015

DIRECTORS’ REPORT

The directors present their report on the consolidated entity (referred to hereafter as the ‘consolidated entity’ or ‘group’) consisting of Prima BioMed Ltd (referred to hereafter as the ‘Company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the year ended 30 June 2015.

Directors

The following persons were directors of Prima BioMed Ltd during the whole of the financial year and up to the date of this report, unless otherwise stated:

Ms Lucy Turnbull, AO

Mr Albert Wong

Dr Russell Howard

Mr Pete Meyers

Mr Matthew Lehman (until 9 July 2014)

Mr Marc Voigt (appointed on 9 July 2014)

Principal activities

During the financial year the principal continuing activities of the consolidated entity consisted of research, development and commercialisation of licensed medical biotechnology.

Dividends

There were no dividends paid or declared during the current or previous financial year.

Review of operations

The loss for the consolidated entity after providing for income tax amounted to $32,151,696 (30 June 2014: $13,343,381). Refer to the Review of Operations on page 6 for further detail.

Significant changes in the state of affairs

In December 2014 Prima finalised the acquisition of the French privately owned and venture capital backed company Immutep SA, a biopharmaceutical company in the rapidly growing field of Immuno-Oncology.

Prima announced in February 2015 its decision to cease recruitment into all ongoing CVac studies. This decision arose from a strategic review of our clinical assets that we commenced in November 2014, subsequent to the announcement of our Immutep acquisition.

Apart from the above there were no significant changes in the state of affairs of the consolidated entity during the financial year.

Matters subsequent to the end of the financial year

Subsequent to year end, the Company issued 200,000,000 ordinary shares at a price of $0.05 to existing shareholders via a Share Purchase Plan (SPP). The total proceeds from the issuance of the ordinary shares amounted to $10,000,000.

Also subsequent to year end, shareholders ratified the issue of further securities to Ridgeback Capital Investments L.P. at the Extraordinary General Meeting held on 31 July 2015. In accordance with the approval by shareholders, the Company issued the following securities:

●	12,136,750 ordinary shares at a price of $0.0173
●	8,475,995 warrants exercisable at $0.025 per warrant into ordinary shares on or before 4 August 2025
●	371,445,231 warrants exercisable at $0.0237 per warrant into ordinary shares on or before 4 August 2020
●

13,750,828 Convertible Notes, each with a face value of $1.00 which is convertible into ordinary shares at a price of $0.02, which may be adjusted due to future capital raising by the company on or before 4 August 2025.

Assuming that Ridgeback Capital Investments L.P. exercises all warrants and convertible notes, an additional 1,067,462,626 ordinary shares may be issued in future reporting periods.

DIRECTORS’ REPORT CONTINUED

The total proceeds from the issuance of the above securities amounted to $13,960,794.

Apart from the above, there are no other matters or circumstance has arisen since 30 June 2015 that has significantly affected, or may significantly affect:

(a)	the Group’s operations in future financial years, or
(b)	the results of those operations in future financial years, or
(c)	the Group’s state of affairs in future financial years.

Likely developments and expected results of operations

Information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental regulation

The consolidated entity is not subject to any significant environmental regulation under Australian Commonwealth or State law.

Information on directors

Ms Lucy Turnbull, AO	-	Non-Executive Chairman
Qualifications	-	LLB University of Sydney, MBA AGSM
Experience and expertise	-

Lucy Hughes Turnbull AO is an urbanist, businesswoman and philanthropist with longstanding interest in cities and their planning and technological and social innovation. She was appointed as a Director of Sealink Travel Group Ltd in 2014. She chaired ASX listed WebCentral Ltd from 2004-06 when it was acquired by ASX listed Melbourne IT Limited. She was a director of Melbourne IT from 2006-2010. She chairs the Committee for Sydney and was Deputy Chair of the COAG Reform Council’s Cities Expert Panel advising on its Metropolitan Strategic Planning Report. She was the first female Lord Mayor of the City of Sydney from 2003-4 and before that was Deputy Mayor from 1999-2003. She was a board member of the Cancer Institute of NSW and the Australian Technology Park, Redfern. In 2012 she was awarded an Honorary Doctorate of Business by the University of NSW for her contribution to business, philanthropy and local government. In 2011 she became an Officer of the Order of Australia for distinguished service to the community, local government and business

Date of appointment	-	7 October 2010
Other current directorships	-	Sealink Travel Group Ltd
Former directorships (in the last 3 years)	-	Melbourne IT Ltd
Special responsibilities	-	Chairman of the Remuneration Committee from 13 February 2015 and member of the Audit and Risk Committee
Interests in shares	-	20,359,576 fully paid ordinary shares
Interests in options	-	4,439,894 options

DIRECTORS’ REPORT CONTINUED

Mr Albert Wong	-	Non-Executive Director and Deputy Chairman
Qualifications	-	Bachelor of Commerce (UNSW), F Fin, MSDIA, FAICD
Experience and expertise	-

Originally from Hong Kong, Mr Wong has lived in Australia for over 40 years and has been involved in the stockbroking and investment banking industry for over 30 years. He was admitted as a Member of the Australian Securities Exchange in 1988 and was the principal of Intersuisse Limited until 1995 when he established the Barton Capital group of companies, including eStar Online, both companies were listed on the Australian Securities Exchange. Mr Wong was a Founding Director of Gujarat NRE Resources NL and Pluton Resources Limited. He has been the business partner of former NSW Premier, The Hon. Neville Wran AC QC at Wran Partners from 2004-2011. He served as Chairman of Winmar Resources Ltd from 2009-2014 and Deputy Chairman of Kimberly Diamonds Limited from 2011- 2014. Mr Wong is Deputy Chairman of Prima BioMed Limited. Mr Wong has been widely involved in philanthropic activities including his directorships on UNSW Foundation, Honorary Life Governor and President of The University of Physics Foundation. Mr Wong helped seed Ian Thorpe’s Fountain For Youth Foundation and served on its Board from 2003 – 2015. Mr Wong is a Fellow of the Financial Services Institute of Australasia, a Master Stockbroker of the Securities & Derivatives Industry Association and a Fellow of the Australian Institute of Company Directors. Mr Wong is also currently a director of the Children’s Medical Research Institute and the CMRI Foundation

Date of appointment	-	28 April 2010
Other current directorships	-	None
Former directorships (in the last 3 years)	-	Winmar Resources Ltd and Kimberley Diamonds Ltd
Special responsibilities	-	Chairman of Audit and Risk Committee (to 21 February 2014) and member of Remuneration Committee
Interests in shares	-	3,837,500 fully paid ordinary shares
Interests in options	-	None

Dr Russell Howard	-	Non-Executive Director
Qualifications	-	PhD
Experience and expertise	-

Dr. Russell Howard is an Australian scientist, executive manager, and entrepreneur; he was recently the overall winner of the 2014 Advance Global Australian Award for his global impact on the biotechnology field and green chemistry. He was a pioneer in the field of molecular parasitology and in leading the commercialization of one of the most important methods used widely today in molecular biology called “DNA Shuffling” or “Molecular Breeding.” He is an inventor of five patents and has over 150 scientific publications. After earning his PhD in biochemistry from the University of Melbourne, Dr. Howard has held positions at a number of leading research laboratories around the world, including the Immunoparasitology Laboratory at the Walter & Eliza Hall Institute in Melbourne and the National Institutes of Health in Bethesda, Maryland where he became a tenured investigator. In industry, Dr. Howard worked at Schering-Plough’s DNAX Research Institute of Molecular and Cellular Biology in Palo Alto, California; was the President and Scientific Director of Affymax, Inc.; and was the co-founder and CEO of Maxygen, Inc. after its spin-out of Affymax-GlaxoWellcome. As Maxygen’s CEO, Dr. Howard led its IPO and a secondary offering raising a total of US$ 260 million in capital. Under Dr. Howard, Maxygen successfully developed and partnered dozens of technology applications and products. After leaving Maxygen in 2008, Dr. Howard started the CleanTech company Oakbio, Inc. and remains involved in a number of other innovative biotechnology companies in the USA and Australia. Dr. Howard is also currently Executive Chairman of NeuClone Pty Ltd and was appointed as a Director of Circadian Technologies Ltd in 2014.

Date of appointment	-	8 May 2013
Other current directorships	-	Circadian Technologies Ltd
Former directorships (in the last 3 years)	-	None
Special responsibilities	-	Member of Remuneration Committee
Interests in shares	-	None
Interests in options	-	None

DIRECTORS’ REPORT CONTINUED

Mr Pete Meyers	-	Non-Executive Director
Qualifications	-	BS, MBA
Experience and expertise	-

Mr. Meyers is currently the Chief Financial Officer of TetraLogic Pharmaceuticals Corporation, where he led the execution of their successful IPO in December 2013. Prior to his role at TetraLogic, Mr. Meyers was an accomplished health care investment banker, holding a positions of increasing responsibility at Dillon, Read & Co., Credit Suisse First Boston LLC and, most recently, as Co-Head of Global Health Care Investment Banking at Deutsche Bank Securities Inc. In New York. Mr. Meyers earned a Bachelor of Science degree in finance from Boston College and a Master of Business Administration degree from Columbia Business School. Mr Meyers is currently also the Chairman and President of the Thomas M Brennan Memorial Foundation, Inc.

Date of appointment	-	12 February 2014
Other current directorships	-	None
Former directorships (in the last 3 years)	-	None
Special responsibilities	-	Chairman of the Audit & Risk Committee from 21 February 2014
Interests in shares	-	1,715,686 fully paid ordinary shares
Interests in options	-	None

Mr Matthew Lehman	-	Former Executive Director & Chief Executive Officer (CEO)
Qualifications	-	BA and MS
Experience and expertise	-

Mr Lehman joined Prima as Chief Operating Officer in February 2010. He has played a leading role in the clinical development of CVac as well as the executive management of the company. Prior to joining Prima, he was the Chief Operating Officer for SPRI Clinical Trials, an international contract research organization servicing the biotechnology and pharmaceutical industries, where he led the successful expansion of the business in the emerging Eastern European markets. Over the years, Mr. Lehman has held various positions of increasing responsibility in clinical development and biotechnology operations, with extensive experience managing large teams across the United States and Europe. He has been involved in hundreds of R&D programs in oncology and other therapeutic areas, including key development contributions to a number of now FDA and EMA approved products. Mr. Lehman is active in a number of industry organizations with a strong interest in optimizing clinical research and efficient deployment of R&D expenditure

Date of appointment	-	24 May 2012
Date of resignation	-	9 July 2014
Other current directorships	-	None
Former directorships (in the last 3 years)	-	None
Special responsibilities	-	None
Interests in shares	-	1,617,763 fully paid ordinary shares amount held as at date of resignation 32,706 American Depositary Receipts (ADR) as at date of resignation
Interests in options	-	2,104,441 options amount held as date of resignation

DIRECTORS’ REPORT CONTINUED

Mr Marc Voigt	-	Executive Director & Chief Executive Officer (CEO)
Qualifications	-	MBA
Experience and expertise	-

Marc has more than 17 years of experience in the financial and biotech industry, having joined the Prima team in 2011 as the General Manager, European Operations based in Berlin, Germany. In May 2012, he became Prima’s Chief Business Officer and in November 2012 its Chief Financial Officer, as well as continuing to focus on its European operations. Having started his career at the Allianz Group working in pension insurances and funds, he moved to net.IPO AG, a publicly-listed boutique investment bank in Frankfurt where he was focused on IPOs and venture capital investments. Marc then worked for a number of years as an investment manager for a midsize venture capital fund based in Berlin, specialising in healthcare. He also gained considerable operational experience while serving in different management roles with Revotar Biopharmaceuticals, Caprotec Bioanalytics and Medical Enzymes AG respectfully, where he handled several successful licensing transactions and financing rounds.

Date of appointment	-	9 July 2014
Other current directorships	-	None
Former directorships (in the last 3 years)	-	None
Special responsibilities	-	None
Interests in shares	-	7,536,666 fully paid ordinary shares 150 American Depositary Receipts (ADR)
Interests in options	-	1,171,754 options

‘Other current directorships’ quoted above are current directorships for listed entities only and excludes directorships in all other types of entities, unless otherwise stated.

‘Former directorships (in the last 3 years)’ quoted above are directorships held in the last 3 years for listed entities only and excludes directorships in all other types of entities, unless otherwise stated.

Meetings of directors

The number of meetings of the Company’s Board of Directors and of each board committee held during the year ended 30 June 2015, and the number of meetings attended by each director were:

	Full Board		Remuneration Committee		Audit and Risk Committee
	Attended	Held	Attended	Held	Attended	Held
Ms Lucy Turnbull, AO	16	16	1	1	2	2
Mr Albert Wong	16	16	1	1	2	2
Mr Marc Voigt	16	16	1	1	2	2
Dr Russell Howard	14	16	1	1	-	-
Mr Pete Meyers	16	16	-	-	2	2
Mr Matthew Lehman	1	1	-	-	-	-

Held: represents the number of meetings held during the time the director held office or was a member of the relevant committee.

MANAGEMENT DIRECTORY

Ms Deanne Miller,

General Counsel & Company Secretary

Ms Miller has over 15 years of broad commercial experience having held legal, investment banking, regulatory compliance and tax advisory positions, including, Legal Counsel at RBC Investor Services, Associate Director at Westpac Group, Legal & Compliance Manager at Macquarie Group, Regulatory Compliance Analyst at the Australian Securities and Investment Commission, and Tax Advisor at KPMG. She joined Prima as General Counsel and Company Secretary in October 2012. She has a Combined Bachelor of Laws (Hons) and Bachelor of Commerce degree from the University of Sydney. She is admitted as a solicitor in NSW and member of the Law Society of NSW.

Dr Sharron Gargosky,

Chief Technical Officer

Dr Gargosky has 19 years’ experience in the biotechnology and pharmaceutical industries, and has worked in senior positions in organisations that have successfully received FDA approval for orphan drugs. She is responsible for managing the clinical team working on the CVac immunotherapy cancer vaccine. Prior to joining Prima, Dr Gargosky was a member of ILMU consulting LLC, where she provided project management and operational expertise on pharmaceutical drug and biologic development – from early research to Phase IV Trials and the FDA approval process. Dr Gargosky has also previously held the positions of Chief Scientific Officer at Pulse Health LLC in Portland in the USA, and Chief Scientific Officer and Senior Vice President of Corporate Development at Hyperion Therapeutics Inc. in San Francisco. At Ucyclyd Pharma she managed the approval of orphan drug products (Ammonul) and the development of the NCE, and within Medics Pharmaceuticals, the successful BLA submission and approval for Reloxin. As Vice President of Business Development for Diagnostic System Laboratories she was responsible for business expansion through evaluation and implementation of new growth opportunities and patent portfolio management. Dr Gargosky has a Postdoctoral Fellowship in Pediatric Endocrinology from Stanford University in California, a PhD in biochemistry from the University of Adelaide in Australia (in collaboration with CSIRO Divisions of Human Nutrition, South Australia), First Class Honours in Biochemistry from the University of Adelaide, and a Bachelor of Science, Biochemistry (Distinction), Microbiology, Immunology & Virology (Distinction) from the University of Adelaide.

Dr Frédéric Triebel,

Chief Scientific Officer & Chief Medical Officer

Frédéric Triebel, MD Ph.D., was the scientific founder of Immutep S.A. (2001) and served as the Scientific and Medical Director at Immutep from 2004. Before starting Immutep, he was Professor in Immunology at Paris University. While working at Institut Gustave Roussy (IGR), a large cancer centre in Paris, he discovered the LAG-3 gene in 1990 and continued working on this research program since then, identifying the functions and medical usefulness of this molecule. He headed a research group at IGR while also being involved in the biological follow-up of cancer patients treated in Phase I/II immunotherapy trials. He was Director of an INSERM Unit from 1991 to 1996.

First trained as a clinical haematologist, Prof. Triebel holds a Ph.D. in immunology (Paris University) and successfully developed several research programs in immunogenetics and immunotherapy, leading to 144 publications and 16 patents.

DIRECTORS’ REPORT CONTINUED

REMUNERATION REPORT

The Directors are pleased to present the 2015 remuneration report which sets out remuneration information for Prima BioMed Ltd’s Non-Executive Directors, Executive Directors, and key management personnel.

Directors and key management personnel disclosed in this report

Name	Position
Ms Lucy Turnbull, AO	Non – Executive Chairman
Mr Albert Wong	Non – Executive Deputy Chairman
Dr Russell Howard	Non – Executive Director
Mr Pete Meyers	Non – Executive Director
Mr Matthew Lehman	Former Executive Director & Chief Executive Officer
Mr Marc Voigt	Executive Director & Chief Executive Officer

Key management personnel
Dr Sharron Gargosky	Chief Technical Officer
Ms Deanne Miller	General Counsel & Company Secretary
Dr Frédéric Triebel	Chief Scientific Officer & Chief Medical Officer

Mr Marc Voigt replaced Mr Matthew Lehman as Executive Director and Chief Executive Officer on 9 July 2014.

The remuneration report is set out under the following main headings:

A	Principles used to determine the nature and amount of remuneration
B	Details of remuneration
C	Service agreements
D	Share-based compensation

A. Principles used to determine the nature and amount of remuneration

Remuneration Policy

Remuneration of all Executive and Non-Executive Directors and Officers of the Company is determined by the Remuneration Committee.

Remuneration governance

The remuneration committee is a committee of the board. It is primarily responsible for making recommendations to the board on:

●	Non-Executive Director fees
●	remuneration levels of executive directors and other key management personnel
●	the over-arching executive remuneration framework and operation of the incentive plan, and
●	key performance indicators (KPI) and performance hurdles for the executive team.

Their objective is to ensure that remuneration policies and structures are fair and competitive and aligned with the long-term interests of the Company.

The Corporate Governance Statement provides further information on the role of this committee.

Non-Executive Directors’ fees

Non-executive directors’ fees are determined within an aggregate directors’ fee pool limit, which is periodically recommended for approval by shareholders. The maximum currently stands at A$500,000 per annum and was approved by shareholders at the annual general meeting on 26 November 2010.

The remuneration paid to each director is inclusive of committee fees. No retirement benefits are payable other than statutory superannuation, if applicable. Non-Executive Directors do not receive performance based bonuses and prior shareholder approval is required to participate in any issue of equity.

DIRECTORS’ REPORT CONTINUED

In the earlier stages of the Company’s development Non-Executive Directors were granted options in the Company as the Board considered it an appropriate means of attracting and retaining talented individuals to the Board given the fiscal constraints of a development stage company. The last of these options, which were approved at the Annual General Meeting in 2010, expired in December 2013. Whilst it was stated in the last Annual Report that the board did not intend to issue any further options to Non-Executive Directors, the Board believes that issuing options in lieu of cash for directors’ fees may still be appropriate in some circumstances in order to preserve cash. This is particularly so in light of the 3rd edition of the Corporate Governance Principles and Recommendations released by the ASX Corporate Governance Council (Council) on 27 March 2014, which in contrast to the 2nd edition, specifies that it is generally acceptable for non-executive directors to receive securities as part of their remuneration to align their interest with the interests of other security holders. During the year, the company granted performance rights to one of the non-executive directors in lieu of cash for directors‘ fees, which was approved at the Annual General Meeting in 2014.

Executive remuneration policy and framework

In determining executive remuneration, the board aims to ensure that remuneration practices are:

●	competitive and reasonable, enabling the Company to attract and retain key talent from both the domestic and international market places,
●	aligned to the Company’s strategic and business objectives and the creation of shareholder value, transparent, and
●	acceptable to shareholders.

The executive remuneration framework has three components:

●	base pay and benefits, including superannuation, social security payments and health insurance
●	short-term performance incentives, and
●	long-term incentives through participation in employee option plans and the grant of performance rights.

Executive remuneration mix

In accordance with the Company’s objective to ensure that executive remuneration is aligned to Company performance, a portion of the executives’ target pay is “at risk”.

Base pay and benefits

Executives receive their base pay and benefits structured as a total employment cost (TEC) package which may be delivered as a combination of cash and prescribed non-financial benefits at the executives’ discretion. Non-financial benefits include health insurance. Executives are offered a competitive base pay that comprises the fixed component of pay and rewards.

Independent remuneration information is obtained from sources such as independent salary surveys to ensure base pay is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure the executive’s pay is competitive with the market.

In order to obtain the experience required to achieve the Company’s goals, it has been necessary to recruit management from the international marketplace. Accordingly, executive pay is also viewed in light of the market from which our executives are recruited in order to be competitive with the relevant market.

An executive’s pay is also reviewed on promotion. There is no guaranteed base pay increases included in any executives’ contracts. Superannuation benefits are paid on behalf of Australian based executives.

At this stage of the Company’s development, shareholder return is enhanced by the achievement of milestones in the development of the Company’s products. The Company’s Remuneration Policy is not directly based on its financial performance, rather on industry practice, given the Company operates in the biotechnology sector and the Company’s primary focus is research activities with a long term objective of developing and commercialising the research & development results. At senior management level, performance pay is partly determined by achieving successful capital raising milestones to support its clinical programs and the achievement of clinical milestones in a manner that aligns the executive’s performance pay with value creation for shareholders.

DIRECTORS’ REPORT CONTINUED

The Company envisages its earnings will remain negative whilst the Company continues in the research and development phase. Shareholder wealth reflects this speculative and volatile market sector.

Short-term incentives

Executives have the opportunity to earn an annual short-term incentive (STI) depending on their accountabilities and impact on the organisation. STIs may be awarded at the end of a performance review cycle for meeting group and individual milestone achievements that align to the Company’s strategic and business objectives at the discretion of the board.

The remuneration committee is responsible for determining the amount of STI to be awarded. To assist in this assessment, the committee receives reports on performance from management. The committee has the discretion to adjust short-term incentives downwards in light of unexpected or unintended circumstances.

In the current pre-commercialisation stage of the Company’s development, it is the Board’s preference to issue non-cash STIs except in unusual circumstances.

Non-cash STIs are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2012 Annual General Meeting. In light of our increasing operations globally the Board reviewed the Company’s incentive arrangements to ensure that it continued to retain and motivate key executives in a manner that is aligned with members’ interests. As a result of that review, this ‘umbrella’ EIP was adopted to allow eligible executives to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of retaining a world-class management team. The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in the United States, France, Germany, and Australia.

Long-term incentives

Long-term incentives (LTI) are also provided to certain employees via the EIP which replaces the Global Employee Share Option Plan (GESOP). The LTI is intended to:

●	reward high performance and to encourage a high performance culture
●	align the interest of executives and senior management with those of the company and shareholders
●	provide the company with the means to complete for talented staff by offering remuneration that includes an equity-based component, like many of its competitors.
●	Assist with the attraction and retention of key personnel.

Executives and senior managers eligible to participate in the LTI are considered by the Board to be in roles that have the opportunity to significantly influence long-term shareholder value.

The Company may issue eligible participants with performance rights which entitle the holder to subscribe for or be transferred one fully paid ordinary share of the Company for no consideration. Equity-settled performance rights carry no dividend or voting rights.

The following vesting profile is in place for the LTI:

Tranche	Performance measurement period	Vesting date	% vested
1	1 September 2014 to 1 October 2017	2 October 2017	-
2	1 September 2014 to 30 September 2018	2 October 2018	-

The performance rights are issued to executive directors and employees for no consideration and are subject to the continuing employment and lapse upon resignation, redundancy or termination, or failure to achieve the specified performance vesting condition. The performance rights will immediately vest and become exercisable if in the Board’s opinion a vesting event occurs (as defined in the plan rules) such as a takeover bid or winding up of the Company. If the performance rights vest and are exercised, the employee receives ordinary shares in the Company for no consideration.

DIRECTORS’ REPORT CONTINUED

The performance vesting condition for performance rights issued is relative to the Total Shareholder Return (TSR). For Tranche 1, up to 75% of the Performance Rights granted will vest if the Company achieves a Compound Annual Growth Rate (CAGR) in Total Shareholder Return (TSR) of 20% p.a. over the period from grant date to 30 September 2017. For Tranche 2, up to 25% of the performance rights granted will vest if the Company achieves a compound annual growth rate in the Total Shareholder Return (TSR) over the period from grant date to 31 August 2018. Any performance rights which fail to meet Tranche 1 outperformance hurdles will not lapse but may still vest (retested) if the performance condition for Tranche 2 is met.

Certain employees hold options which were granted under the previous GESOP or ESOP plans. The GESOP was approved by shareholders at the 2011 annual general meeting and was designed to provide long-term incentives for executives to deliver long-term shareholder returns.

Under GESOP, participants were granted options which vested after 12 months if the employees were still employed by the group at the end of the vesting period. Participation in the plan is at the board’s discretion and no individual had a contractual right to participate in the plan or to receive any guaranteed benefits.

The establishment of the ESOP Plan was approved by shareholders on 30 April 2010. The Company has ceased to issue options under the ESOP. The ESOP was designed to provide long-term incentives for employees excluding directors to deliver long-term shareholder returns. Participation in the plan was at the board’s discretion and no individual had a contractual right to participate in the plan or to receive any guaranteed benefits. Options under the ESOP vested on grant date.

Voting and comments made at the Company’s 2014 Annual General Meeting

The Company received a 90.38% “yes” vote on its remuneration report for the 2014 financial year. The Company addressed specific feedback at the AGM or throughout the year on its remuneration practices.

DIRECTORS’ REPORT CONTINUED

B. Details of remuneration

Amounts of remuneration

Details of the remuneration of the directors and key management personnel (defined as those who have the authority and responsibility for planning, directing and controlling the major activities of the consolidated entity) are set out in the following tables.

30-Jun-15	Short-term Benefits			Post Employment Benefits	Long- term Benefits		Share- based Payments		Total

	Cash salary and fees	Cash bonus	Non Monetary	Super- annuation	Long service leave	Termi- nation benefits	Performance Rights	Options Issued
	$	$	$	$	$	$	$	$	$
Ms L Turnbull, AO	137,520	-	-	13,064	-	-	-	-	150,584

Mr A Wong	84,040	-	-	7,984	-	-	-	-	92,024

Dr R Howard	90,000	-	-	-	-	-	-	-	90,000

Mr Pete Meyers[2]	-	-	134,439	-	-	-	-	-	134,439

Mr M Voigt[1]	285,666	60,180	-	-	-	-	213,085	5,999	564,930

Other Key Management Personnel

Dr S Gargosky	356,153	-	-	-	-	-	119,295	5,939	481,387

Dr F Triebel[3]	130,213	-	-	-	-	-	-	-	130,213
Ms D Miller	181,666	50,000	-	22,008	6,231	-	119,295	3,389	382,589

	1,265,258	110,180	134,439	43,056	6,231	-	451,675	15,327	2,026,166
[1]	Mr Marc Voigt replaced Mr Matthew Lehman as Executive Director and Chief Executive Officer on 9 July 2014.
[2]	Mr Pete Meyers was issued 7,720,588 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 14 November 2014.

The first tranche of his performance rights vested to him i.e. 1,715,686 converted to ordinary shares immediately after the shareholder approval was received. (Being for service from date of appointment to 30 September 2014). The remaining tranches vests as follows: 2,573,529. 1 October 2015. (Being service from 1 October 2014 to 30 September 2015); 2,573,529. 1 October 2016. (Being service from 1 October 2015 to 30 September 2016); 857,844. 1 October 2017. (Being service from 1 October 2016 to 31 January 2017)

[3]	Dr Frederic Triebel joined the company as Chief Scientific Officer and Chief Medical Officer on 12 December 2014.

DIRECTORS’ REPORT CONTINUED

B. Details of remuneration (CONTINUED)

30 June 2014	Short-term Benefits			Post Employment Benefits	Long- term Benefits		Share-based Payments	Total

	Cash salary and fees	Cash bonus	Non Monetary	Super- annuation	Long service leave	Termi- nation benefits	Options Issued
	$	$	$	$	$	$	$	$
Non-Executive Directors

Ms L Turnbull, AO	137,835	-	-	12,750	-	-	-	150,585

Mr A Wong	84,232	-	-	7,792	-	-	-	92,024

Dr R Hammel[1]	63,682	-	-	-	-	-	-	63,682

Mr M Rogers[2]	28,716	-	-	2,656	-	-	-	31,372

Dr R Howard	90,000	-	-	-	-	-	-	90,000

Mr Pete Meyers[3]	-	-	-	-	-	-	-	-

Executive Directors

Mr M Lehman	364,429	-	22,783	-	-	-	6,093	393,305

Other Key Management Personnel

Dr S Gargosky	325,614	-	1,445	-	-	-	15,027	342,086

Mr M Voigt	232,658	17,580	4,140	-	-	-	14,021	268,399
Ms D Miller	160,000	-	-	14,800	2,379	-	6,778	183,957

	1,487,166	17,580	28,368	37,998	2,379	-	41,919	1,615,410
[1]	Dr Richard Hammel stepped down as a non-executive director effective from 12 February 2014. He remained as a consultant with the company until 30 June 2014.
[2]	Mr Martin Rogers stepped down as a non-executive director effective from 15 November 2013.
[3]

Mr Pete Meyers was appointed as a non-executive director on 12 February 2014. Mr Meyers will be paid up to $105,000 per annum in equity or cash in lieu of equity if the terms of the equity grant are not approved by shareholders at the next AGM. No remuneration has been paid to Mr Meyers for the period of service to 30 June 2014.

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

Name	Fixed remuneration		At risk – STI		At risk – LTI*
	2015	2014	2015	2014	2015	2014
Non-Executive directors
Ms L Turnbull, AO	100%	100%	-	-	-	-
Mr A Wong	100%	100%	-	-	-	-
Dr R Hammel	100%	100%	-	-	-	-
Mr M Rogers	100%	100%	-	-	-	-
Dr R Howard	100%	100%	-	-	-	-
Mr Pete Meyers	100%	100%	-	-	-	-
Executive directors
Mr M Lehman	-	98%	-	-	-	2%
Mr M Voigt	50%	88%	32%	7%	18%	5%
Other Key Management Personnel
Dr S Gargosky	74%	96%	17%	-	9%	4%
Dr F Triebel	100%	-	-	-	-	-
Ms D Miller	55%	96%	35%	-	10%	4%
*	The percentage applying to LTI is based on the value of the share based payment to the total remuneration.

DIRECTORS’ REPORT CONTINUED

C. Service agreements

Remuneration and other terms of employment for key management personnel are formalised in service agreements. The service agreements specify the components of remuneration, benefits and notice periods. Participating in the STI and LTI plans is subject to the Board’s discretion. Compensation paid to key management personnel is determined by remuneration committee on an annual basis with reference to market salary surveys. Determination of compensation for Non-Executive Directors is detailed on page 17, 18, 19, 20, and 21 on the directors’ report. Details of the current terms of these agreements are below. Unless stated otherwise, all salaries quoted below are as at 30 June 2015.

Mr Marc Voigt	-	Executive Director & CEO (previously Chief Business Officer & Chief Financial Officer)
Agreement commenced:	-	9 July 2014
Details	-

The initial term is for a period of 3 years. Each party is to provide at least 6 months’ notice of its intention to extend the term of the contract.

The contract can be terminated by either party upon at least 3 months’ notice if notice is provided within the first 6 months’ of the commencement date. Thereafter it can be terminated by either party upon 6 months’ notice.

Prima may make payments in lieu of the period of notice, or for any unexpired part of that notice period.

Base salary including superannuation	-	EUR 215,000

Dr Sharron Gargosky	-	Chief Technical Officer
Agreement commenced:	-	1 June 2011
Details	-	The agreement can be terminated with 3 months notice. Dr Gargosky is entitled to receive 3 months’ severance pay to be paid monthly over the 3 month period following her termination.
Base salary including superannuation	-	USD 300,000

Ms Deanne Miller	-	General Counsel & Company Secretary
Agreement commenced:	-	17 October 2012
Details	-	The agreement can be terminated with 3 months notice. The termination terms are payment of base salary in lieu of notice period.
Base salary including superannuation	-	AUD 219,000

Dr Frédéric Triebel	-	Chief Scientific Officer & Chief Medical Officer
Agreement commenced:	-	12 December 2014
Details	-

Each of the parties may terminate the employment contract and the present Amendment, subject to compliance with the law and the Collective Bargaining Agreement (“CBA”) and notably to a 3-month notice period as set forth in the CBA.

The party which fails to comply with the notice period provisions shall be liable to pay the other an indemnity equal to the salary for the remainder of the notice period.

Base salary including superannuation	-	EUR 160,000

DIRECTORS’ REPORT CONTINUED

C. Service agreements (CONTINUED)

Mr Matthew Lehman	-	Former Executive Director & CEO
Agreement commenced:	-	1 September 2012
Details	-	This agreement was terminated on 9 July 2014. Mr Lehman is entitled to receive 6 months’ severance pay to be paid monthly over the 6 month period following his termination.
Base salary including superannuation	-	USD 335,760

Key management personnel have no entitlement to termination payments in the event of removal for misconduct or gross negligence.

D. Share-based compensation

Issue of shares

There were no shares issued to directors and key management personnel as part of compensation during the year ended 30 June 2015.

Options

The terms and conditions of each grant of options affecting remuneration in this financial year or future reporting years are as follows:

Grant date	Vesting date and exercisable date	Expiry date	Exercise price	Value per option at grant date	% Vested
			$	$
23 December 2014	1 July 2015	30 June 2018	0.077	0.028	100

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share.

The exercise price of options under the EIP was based on amount equal to the 30 day VWAP of the Company’s shares traded on the ASX as at 27 August 2014, being the date on which the Remuneration Committee met to determine to grant the options. The EIP Rules allow Board discretion as to setting an exercise price. The exercise price for the grant of options under the EIP was equivalent to 194% of the market price on the day the options were issued on 24 December 2014.

The exercise price of options granted under the GESOP is based on the seven days weighted average price at which the Company’s shares are traded on the ASX immediately prior to and including the date of grant of the Option multiplied by 150%.

Details of options over ordinary shares in the Company provided as remuneration to each director and each of the key management personnel are set out below. When exercisable, each option is convertible into one ordinary share. The table further shows the percentages of the options granted under the Employee Option Plan that vested and/or were forfeited during the year. Further information on the options is set out in note 31 to the financial statements.

The share-based payment expense for options granted to the individuals is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above. Fair values at grant date are determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

DIRECTORS’ REPORT CONTINUED

Shares provided on exercise of remuneration options

No ordinary shares in the Company have been issued as a result of the exercise of remuneration options by a director.

Details of bonuses and share-based compensation

For each cash bonus and grant of options included in the tables on pages 26 and 27, the percentage of the available bonus or grant that was paid, or that vested, in the financial year, and the percentage that was forfeited because the person did not meet the vesting criteria is set out below.

Performance rights

Grant date	Type of performance right granted	Vesting date and exercisable date	Number of performance rights	Value per right at grant date	% Vested
			$	$
19 September 2014	STI	1 October 2015	6,786,151	0.042	-
19 September 2014	LTI – Tranche 1	2 October 2017	10,845,588	0.044	-
19 September 2014	LTI – Tranche 2	1 October 2018	3,615,196	0.044	-
14 November 2014	STI	1 October 2015	4,068,627	0.037	-
14 November 2014	LTI – Tranche 1	2 October 2017	9,191,177	0.038	-
14 November 2014	LTI – Tranche 2	1 October 2018	3,063,725	0.040	-

Performance rights granted under the plan carry no dividend or voting rights.

When exercisable, each performance right is convertible into one ordinary share.

Details of performance rights over ordinary shares in the Company provided as remuneration to each director and each of the key management personnel are set out below. When exercisable, each performance right is convertible into one ordinary share. The table further shows the percentages of the options granted under the Employee Option Plan that vested and/or were forfeited during the year. Further information on the options is set out in note 31 to the financial statements.

The share-based payment expense for performance rights granted to the individuals is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above. Fair values at grant date for Short Term Incentive performance rights are determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The fair values at grant date for Long Term Incentive performance rights are determined using an “Up and in Call” Barrier Option Pricing Model.

Details of bonuses and share-based compensation

For each cash bonus and grant of options included in the tables on pages 26 and 27, the percentage of the available bonus or grant that was paid, or that vested, in the financial year, and the percentage that was forfeited because the person did not meet the vesting criteria is set out below.

DIRECTORS’ REPORT CONTINUED

Name	Cash bonus		Share-based compensation benefits (options & performance rights)
	Paid	For-feited	Year granted		No Granted	Value of options/ rights at grant date	Vested	Number of options/ rights vested during the year	For-feited	Financial years in which options may vest
	%	%				$	%		%
Dr S Gargosky	-	-	2014 2015	* **	637,275 6,127,451	17,818 265,375	100 -	637,275 -	- -	2014 & 2015 2016,2018 &, 2019
Ms D Miller	-	-	2014 2015	* **	363,636 6,127,451	10,167 265,375	100 -	363,636 -	-	2014 & 2015 2016,2018 &,2019
Mr M Voigt	100	-	2014 2015	* **	643,629 16,323,529	17,996 623,051	100 -	643,629 -	- -	2014 & 2015 2016,2018 &,2019
*	Options were granted under the EIP and vest in three equal tranches as follows:

•	33.3% to vest on December 31, 2013
•	33.3% to vest on June 30, 2014
•	33.3% to vest on June 30, 2015

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The options are subject to accelerated vesting according to agreed terms in each person’s employment contract.

The Options are exercisable at an exercise price of A$ 0.0774 per Share at any time after vesting and prior to 5pm on 30 June 2018 (Expiry Date).
**	Performance rights were granted under the EIP. Short term incentive performance rights vest on 1 October 2015. Long term incentive performance rights vest in two tranches as follows:

•	75% to vest on 2 October, 2017
•	25% to vest on 1 October, 2018

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.

Equity instruments held by key management personnel

The tables on the following page show the number of:

(i) Options over ordinary shares in the company

(ii) Performance rights over ordinary shares in the company

(iii) Shares in the company

That were held during the financial year by key management personnel of the group, including their close family members and entities related to them.

There were no shares granted during the reporting period as compensation.

(i) Options holdings

2015	Balance at start of the year	Granted	Exercised	Other Changes*	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares

Ms Lucy Turnbull, AO	4,439,894	-	-	-	4,439,894	4,439,894	-

Mr Albert Wong	-	-	-	-	-	-	-

Dr Russell Howard	-	-	-	-	-	-	-

Mr Pete Meyers	-	-	-	-	-	-	-

Mr Matthew Lehman	2,104,441	-	-	(500,000)	1,604,441	1,604,441	-

Dr Sharron Gargosky	1,537,275	-	-	(200,000)	1,337,275	1,337,275	-

Mr Marc Voigt	1,171,754	-	-	-	1,171,754	1,171,754	-

Ms Deanne Miller	363,636	-	(242,424)	-	121,212	121,212	-

Dr Frédéric Triebel	-	-	-	-	-	-	-

	9,617,000	-	(242,424)	(700,000)	8,674,576	8,674,576	-
*	The above options during the year ended 30 June 2015 was lapsed.

DIRECTORS’ REPORT CONTINUED

(ii) Performance Rights holdings

2015	Balance at start of the year	Granted	Exercised	Other Changes*	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares

Ms Lucy Turnbull, AO	-	-	-	-	-	-	-

Mr Albert Wong	-	-	-	-	-	-	-

Dr Russell Howard	-	-	-	-	-	-	-

Mr Pete Meyers	-	7,720,588	(1,715,686)	-	6,004,902	-	6,004,902

Mr Matthew Lehman	-	-	-	-	-	-	-

Dr Sharron Gargosky	-	6,127,451	-	-	6,127,451	-	6,127,451

Mr Marc Voigt	-	16,323,529	-	-	16,323,529	-	16,323,529

Ms Deanne Miller	-	6,127,451	-	-	6,127,451	-	6,127,451

Dr Frédéric Triebel	-	-	-	-	-	-	-

	-	36,299,019	(1,715,686)	-	34,583,333	-	34,583,333

(iii) Ordinary Share holdings

2015	Balance at start of the year	Received during the year on exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares

Ms Lucy Turnbull, AO	20,059,576	-	-	-	20,059,576

Mr Albert Wong	3,537,500	-	-	-	3,537,500

Dr Russell Howard	-	-	-	-	-

Mr Pete Meyers	-	1,715,686	-	-	1,715,686

Mr Matthew Lehman	1,617,763 32,706*	-	-	-	1,617,763 32,706*

Dr Sharron Gargosky	-		-	-	-

Mr Marc Voigt	720,000 150*	-	-	150,000 -	870,000 150*

Ms Deanne Miller	-	-	242,424	(221,500)	20,924

Total ordinary shares	25,934,839	1,715,686	242,424	(71,500)	27,821,449

Total ADR	32,856		-	-	32,856
*	American Depository Receipts (ADR) traded on the NASDAQ
**	As the date of resignation

DIRECTORS’ REPORT CONTINUED

Shares under option

Unissued ordinary shares of Prima BioMed Ltd under option at the date of this report are as follows:

Date options granted	Expiration Date	Exercise Price	Number	Listed/Unlisted Options
1 February 2011	1 February 2016	$0.339	740,741	Unlisted
20 February 2013**	20 February 2016	$0.1730	200,000	Unlisted
19 June 2013*	19 June 2017	$0.200	77,378,696	Listed
23 December 2013**	30 June 2018	$0.0774	1,515,752	Unlisted
24 January 2014**	30 June 2018	$0.0774	165,116	Unlisted
12 December 2014	12 December 2018	$0.05019	147,628,500	Unlisted
			227,628,805

No option holder has any right under the options to participate in any other share issue of the Company or any other entity.

* Included in these options were options purchased by the directors and the five most highly remunerated employees during the year.

** Included in these options were options granted as remuneration to the directors and the five most highly remunerated during the year. Details of options granted to the key management personnel are disclosed on page 24 above.

Indemnity and insurance of officers

During the financial year, the Company paid a premium to insure the directors and officers of the Company and its controlled entities.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings.

This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company.

Indemnity and insurance of auditor

The Company has not during or since the financial year indemnified or agreed to indemnify the auditor of the Company or any related entity against a liability incurred by the auditor.

During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity.

Proceedings on behalf of the Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

DIRECTORS’ REPORT CONTINUED

Non-audit services

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company and/or the group are important.

The board of directors has considered the position and, in accordance with advice received from the audit committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

●	all non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor
●	none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

During the year the following fees were paid or payable for non-audit services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	Consolidated
	30 June 2015	30 June 2014
	$	$

Other services

PricewaterhouseCoopers Australia:

Other advisory services	-	12,500

Network firm of PricewaterhouseCoopers Australia

Due Diligence services	66,986	-

Total remuneration for non-audit services	66,986	12,500

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 36.

Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of directors.

On behalf of the directors

Lucy Turnbull, AO

Chairman

Sydney

28 August 2015

CORPORATE GOVERNANCE REPORT

The Board of Directors continues to adopt a Corporate Governance framework appropriate for the size, complexity and operations of the Company and its subsidiaries. The board continues to review the framework and the practices in place to ensure they meet the interests of Shareholders.

Unless otherwise stated, the Company’s Corporate Governance arrangements meet the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations. All charters and policies, referred to in this report are available on the Company’s website www.primabiomed.com.au or on request from the Company.

Lay solid foundations for management and oversight

The relationship between the board and senior management is critical to the group’s long-term success. The directors are responsible to the shareholders for the performance of the group in both the short and the longer term and seek to balance sometimes competing objectives in the best interests of the group as a whole. Their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the group is properly managed.

The responsibilities of the board are outlined in the Prima Biomed Board Charter and include:

●	providing strategic guidance to the group including contributing to the development of and approving the corporate strategy
●	reviewing and approving business plans, the annual budget and financial plans including available resources and major capital expenditure initiatives
●	overseeing and monitoring:
-	organisational performance and the achievement of the group’s strategic goals and objectives
-	the process for making timely and balanced disclosure of all material information concerning the entity that might be expected to have a material effect on the value of the Company’s securities
-	progress in relation to the Company’s diversity objectives and compliance with its diversity policy
-	progress of major capital expenditures and other significant corporate projects including any acquisitions or divestments
●	monitoring financial performance including approval of the annual and half-year financial reports and liaison with the Company’s auditors
●

appointment, performance assessment and, if necessary, removal of the managing director ratifying the appointment and/or removal and contributing to the performance assessment for the members of the senior management

●	approving the Company’s remuneration framework
●	ensuring there are effective management processes in place and approving major corporate initiatives
●	enhancing and protecting the reputation of the organisation
●	overseeing the operation of the group’s risk management framework and setting the risk appetite within which the Board expects management to operate
●	ensuring appropriate resources are available to senior management.

Management is responsible for implementing the Company’s corporate strategy and operating within a risk appetite set by the Board. Management is responsible for the day to day running of the affairs of the consolidated entity and policy initiatives are formally delegated by the board to the managing director and senior executives. Management is also responsible for providing the Board with accurate, timely and clear information to enable the Board to perform its duties.

Structure the board to add value

The board is to be comprised of both executive and non-executive directors with a majority of non-executive directors. Non-executive directors bring a fresh perspective to the board’s consideration of strategic, risk and performance matters. In recognition of the importance of independent views and the board’s role in supervising the activities of management, the Chair is an independent non-executive director, the majority of the board are independent of management and, all directors are required to exercise independent judgement and review and constructively challenge the performance of management.

CORPORATE GOVERNANCE REPORT CONTINUED

The Chair is elected by the full board and is required to meet regularly with the managing director. The Company maintains a mix of directors on the board from different genders, age groups, ethnicity and cultural and professional backgrounds who have complementary skills and experience.

The board is required to consider the appropriate mix of skills required by the board to maximise its effectiveness, its contribution to the group and to enable it to discharge its duties and responsibilities effectively.

The board seeks to ensure that at any point in time, its membership represents an appropriate balance between directors with experience and knowledge of the group and directors with an external or fresh perspective and that the size of the board is conducive to effective discussion and efficient decision-making.

The board has determined that an independent director must be a non-executive and:

●	is not a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company
●	is or has not been employed in an executive capacity by the Company or any other group member within three years before commencing to serve on the board
●

has not within the last three years been a principal of a material professional adviser or a material consultant to the Company or any other group member, or an employee materially associated with the service provided

●	is not a material supplier or customer of the Company or any other group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer
●	does not have a material contractual relationship with the Company or a controlled entity other than as a director of the group
●	is free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s independent exercise of their judgement.

Each director has a written agreement setting out the terms of his or her appointment,

Details of the members of the board, their experience, expertise, qualifications and term of office, are set out in the directors’ report under the heading ‘Information on directors’. At the date of signing the directors’ report, there are five non-executive directors, none of whom have relationships adversely affecting their independence and so are deemed independent. There is also one executive director on the board.

The roles of Chairman and Chief Executive Officer are not exercised by the same individual.

The Directors have the right to take independent professional advice at the expense of the Company as they determine necessary to carry out their duties.

The Company Secretary is accountable to the Board, through the Chair, on all matters relating to the proper functioning of the Board.

Performance evaluation

The board undertakes continuing self-assessment of its collective performance, the performance of the Chair and of its committees. The assessment also considers the adequacy of access to information and the support provided by management. Any action plans are documented together with specific performance goals which are agreed for the coming year. The Chair undertakes assessments of the performance of individual directors by meeting privately with each director to discuss this assessment during each reporting period.

The Board recognises the importance of performance evaluations and will continually assess the necessity and timing of future performance evaluations.

CORPORATE GOVERNANCE REPORT CONTINUED

Senior Executives are subject to an annual performance evaluation. Each year, senior executives (including the CEO) establish a set of performance targets. These targets are aligned to the overall corporate strategy and strategic goals. In the case of the CEO, these targets are agreed between the CEO and the Remuneration Committee and approved by the full Board.

Audit & Risk Committee

The membership of the Audit & Risk Committee comprises Non-Executive Directors only. The Chairman of the Audit & Risk Committee is a Non-Executive Director who is not the Chairman of the Board. The members of the Audit & Risk Committee are financially literate and have an appropriate understanding of the industry in which the group operates.

The main responsibilities of the committee are to:

●	review, assess and approve the annual full and the half-year financial report and all other financial information published by the Company or released to the market
●	assist the board in reviewing the effectiveness of the organisation’s internal control environment
●	oversee the effective operation of the risk management framework
●	recommend to the board the appointment, removal and remuneration of the external auditors, and review the terms of their engagement, the scope and quality of the audit and assess performance
●	consider the independence and competence of the external auditor on an ongoing basis
●	review and approve the level of non-audit services provided by the external auditors and ensure it does not adversely impact on auditor independence
●	review and monitor related party transactions and assess their propriety
●	report to the board on matters relevant to the committee’s role and responsibilities.

In fulfilling its responsibilities, the Audit & Risk Committee:

●	receives regular reports from management and the external auditors
●	meets with the external auditors at least twice a year, or more frequently if necessary
●	reviews the processes the CEO and CFO have in place to support their certifications to the board
●	reviews any significant disagreements between the auditors and management, irrespective of whether they have been resolved
●	meets separately with the external auditors at least twice a year without the presence of management
●	provides the external auditors with a clear line of direct communication at any time to either the Chair of the Audit & Risk Committee or the Chair of the board.

The Audit & Risk Committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

The role of the Audit & Risk Committee is to oversee the integrity the Company’s financial reporting process. Details of the role of the Audit & Risk Committee are provided in the Audit & Risk Committee Charter.

The Audit & Risk Committee has direct and unlimited access to the external Auditor.

Remuneration Committee

The membership of the Remuneration Committee only comprises Non-Executive Directors. The Chairman of the Audit & Risk Committee is a Non-Executive Director.

The remuneration committee operates in accordance with its Charter. A copy of the Charter is available on the Company’s website. The remuneration committee advises the board on remuneration and incentive policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors. Committee members receive information from external remuneration experts on recent developments on remuneration and related matters.

Each member of the senior executive team signs a formal employment contract at the time of their appointment covering a range of matters including their duties, rights, responsibilities and any entitlements on termination. The standard contract refers to a specific formal job description. This job description is reviewed by the remuneration committee on an annual basis and, where necessary, is revised in consultation with the relevant employee.

CORPORATE GOVERNANCE REPORT CONTINUED

Further information on directors’ and executives’ remuneration, including principles used to determine remuneration, is set out in the Directors’ Report under the heading ‘Remuneration Report’. The committee also assumes responsibility for overseeing management succession planning, including the implementation of appropriate executive development programmes and ensuring adequate arrangements are in place, so that appropriate candidates are recruited for later promotion to senior positions. This includes overseeing processes in relation to meeting diversity objectives for executives and staff below board level.

Non-Executive Directors are paid their fees out of the maximum aggregate amount approved by shareholders for the remuneration of Non-Executive Directors. Non-Executive Directors do not receive performance based bonuses and do not participate in equity schemes of the Company without prior shareholder approval.

Current remuneration is disclosed in the Remuneration Report on Page 17.

Nomination committee

The Board believes that the Company is not of size, nor are its financial affairs of such complexity, to justify the establishment of a Nomination Committee of the Board of Directors as recommended by the ASX Corporate Governance Council. All matters which might be properly dealt with by a Nomination Committee are considered by full Board of Directors.

The Board assesses its composition to ensure that it has the skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities in this area effectively. The Board considers the necessity to establish a Nomination Committee annually.

External auditors

The Company policy, as defined in the Audit & Risk Committee Charter is to appoint external auditors who clearly demonstrate quality and independence. The performance of the external auditor is reviewed annually and applications for tender of external audit services are requested as deemed appropriate, taking into consideration assessment of performance, existing value and tender costs. The engagement partner of the external auditor is to be rotated every 5 years and, once the partner appointment has ceased, not allowed to rotate back for a further period of 5 years.

The external auditor will attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

Diversity Policy

The Company recognises that both gender and other forms of diversity are important and will seek to promote gender diversity of its Board and to facilitate a range of diversity initiatives throughout the Company.

At present the Board does not have a formal diversity policy as recommended by the ASX Corporate Governance Council’s Principles and Recommendations. The Board believes that the Company is not of a size nor does not have a significant workforce to require a formal diversity policy. A diversity policy will be formalised as the Company develops and grows. At present the Board ensures that appropriate procedures and measures are introduced and responsibilities delegated to the Remuneration committee to ensure that the both the Board’s and the Company’s diversity objectives.

At the date of release of the 2015 Annual Report, the Company has 62% of its employees being female. The Board is comprised of five directors with the Chairman being female. This is a participation rate of 20%.

Acting Ethically and Responsibly

The Company has a code of conduct which has been fully enforced by the board and applies to all directors and employees. The code requires the highest standards of behaviour and professionalism together with the practices necessary to maintain confidence in the group and to ensure that the group fulfils its legal obligations and reasonable expectations of the its stakeholders.

CORPORATE GOVERNANCE REPORT CONTINUED

All Company personnel must act with the utmost integrity and objectivity in carrying out their roles and responsibilities for the Company.

Share trading policy

Whilst the Board encourages its Directors and employees to own securities in the Company, it is also mindful of its responsibility that the Company complies with the Corporations Act 2001 pertaining to ‘insider trading’ and its ‘proper duties in relation to the use of insider trading’.

To ensure that the above issues comply with the requirements of the Corporations Act 2001, the Board has established and implemented a policy on share trading in the Company’s securities by Directors and employees.

Essentially, the policy restricts Directors and employees from acting on material information until it has been released to the market, adequate time has been given for this to be reflected in the securities prices, and implements restrictions on share trading in the Company’s securities by Directors and employees during ‘Black-out periods’ as defined by the Share Trading Policy.

Continuous disclosure and shareholder communication

The Company has a continuous disclosure policy which sets out the procedures on the disclosure of any information concerning the group that a reasonable person would expect to have a material effect on the price of the Company’s securities. These procedures also include the arrangements the Company has in place to promote communication with shareholders and encourage effective participation at general meetings.

The General Counsel and Company Secretary has been nominated as the person responsible for communications with the Australian Securities Exchange (ASX), NASDAQ, and Deutsche Börse. This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and coordinating information disclosure to the ASX, NASDAQ, Deutsche Börse, analysts, brokers, shareholders, the media and the public.

When analysts are briefed on aspects of the group’s operations, the material used in the presentation is released to the ASX and posted on the Company’s website. Procedures have also been established for reviewing whether any price sensitive information has been inadvertently disclosed and, if so, this information is also immediately released to the market.

Shareholders either receive a copy of the Company’s annual reports either by post or through electronic means. All Company announcements, media briefings, details of Company meetings, press releases are available on the Company’s website. The Company arranges for advance notification of significant group briefings and makes them widely accessible, including through the use of webcasting.

Recognise and manage risk

The board is responsible for satisfying itself annually, or more frequently as required, that management has developed and implemented a sound system of risk management and internal control. Detailed work, particularly in respect of the Company’s s404 Sarbanes Oxley internal control reporting obligations and its financial reporting and external audit processes, are delegated to the Audit & Risk Committee and reviewed by the full board. The Audit & Risk Committee is responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems. They monitor the Company’s risk management by overseeing management’s actions in the evaluation, management, monitoring and reporting of material operational, financial, compliance and strategic risks. In providing this oversight, the committee:

●

reviews the framework and methodology for risk identification, the degree of risk the Company is willing to accept, the management of risk and the processes for auditing and evaluating the Company’s risk management system

●	reviews group-wide objectives in the context of the abovementioned categories of corporate risk
●	reviews and, where necessary, approves guidelines and policies governing the identification, assessment and management of the Company’s exposure to risk

CORPORATE GOVERNANCE REPORT CONTINUED

●	reviews and approves the delegations of financial authorities and addresses any need to update these authorities on an annual basis, and
●	reviews compliance with agreed policies.

The committee recommends any actions it deems appropriate to the board for its consideration. Management is responsible for designing, implementing and reporting on the adequacy of the Company’s risk management and internal control system and has to report to the Audit & Risk Committee on the effectiveness of:

●	the risk management and internal control system during the year, and
●	the Company’s management of its material business risks.

At present the Company does not have an Internal Audit Function as recommended by the ASX Corporate Governance Council’s Principles and Recommendations. The Board is of the view that the Company is not of a size or complexity that would require a formal internal audit function. At present the company undertakes periodic internal and external reviews of its system of risk management and internal control and seeks the advice and recommendations of its external auditor in relation to its system of financial control and compliance.

Corporate reporting

Each financial reporting period, the CEO provides a declaration to the Board that in accordance with Recommendation 4.2 of ASX Corporate Governance Council’s Principles and Recommendations, that,

(i)	in their opinion:
●	the financial records of the Company have been properly maintained, and
●	the financial statements comply with the Australian Accounting Standards and give a true and fair view of the financial position and performance of the Company
(ii)	the above opinion has been formed based on a sound system of risk management and internal which is operating effectively.

Auditor’s Independence Declaration

As lead auditor for the audit of Prima Biomed Ltd for the year ended 30 June 2015, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Prima Biomed Ltd and the entities it controlled during the period.

Rod Dring	Sydney
Partner	28 August 2015
PricewaterhouseCoopers

36

FINANCIAL REPORT

General information

These financial statements are the consolidated financial statements of the consolidated entity consisting of Prima BioMed Ltd and its subsidiaries. The financial statements are presented in the Australian currency.

Prima BioMed Ltd is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Level 7

151 Macquarie Street

Sydney NSW 2000

A description of the nature of the consolidated entity’s operations and its principal activities is included in the review of operations and activities on pages 6 to 10 and in the directors’ report on pages 11 to 29, both of which are not part of these financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on 27 August 2015. The directors have the power to amend and reissue the financial report.

Through the use of the internet, we have ensured that our corporate reporting is timely and complete.

All press releases, financial reports and other information are available on our website: www.primabiomed.com.au

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2015

	Note	Consolidated
		30 June 2015	30 June 2014
		$	$
OTHER INCOME
License income		168,322	15,929
Grant income		1,167,190	2,004,198
Gain on foreign exchange		538,248	406,628
Interest income		219,107	713,311
Total other income		2,092,867	3,140,066

Expenses
Research & development and intellectual property	5	(8,952,447)	(11,930,857)
Corporate administrative expenses	5	(5,723,106)	(4,092,623)
Depreciation and amortisation expense	5	(1,341,202)	(446,360)
Finance cost	5	(18,364,804)	-
Loss on disposal of assets	5	(5,160)	-
Loss before income tax expense		(32,293,852)	(13,329,774)
Income tax (expense)/benefit	6	142,156	(13,607)
Loss after income tax expense for the year		(32,151,696)	(13,343,381)

Other Comprehensive Income
Items that may be reclassified to profit or loss
Exchange differences on the translation of foreign operations		(56,907)	(57,421)
Other comprehensive loss for the year, net of tax		(56,907)	(57,421)
Total comprehensive loss for the year		(32,208,603)	(13,400,802)

Loss for the year is attributable to
Owners of Prima BioMed Ltd		(32,151,696)	(13,343,381)
		(32,151,696)	(13,343,381)

Total comprehensive income for the year is attributable to
Owners of Prima BioMed Ltd		(32,208,603)	(13,400,802)
		(32,208,603)	(13,400,802)

		Cents	Cents
Basic earnings per share	30	(2.02)	(0.93)
Diluted earnings per share	30	(2.02)	(0.93)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes

CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2015

	Note	Consolidated
		30 June 2015	30 June 2014
		$	$
ASSETS
Current assets
Cash and cash equivalents	7	6,759,615	14,200,042
Current receivables	9	315,453	196,407
Held-to-maturity investments	8	-	9,000,000
Other current assets	10	948,003	1,287,359
Total current assets		8,023,071	24,683,808

Non-current assets
Plant and equipment	11	297,957	577,264
Intangibles	12	22,662,417	116,883
Total non-current assets		22,960,374	694,147
TOTAL ASSETS		30,983,445	25,377,955

Current liabilities
Trade and other payables	14	2,770,049	2,652,277
Borrowings	15	1,508,473	-
Current tax payable		20,837	16,990
Employee benefits	16	80,304	101,569
Total current liabilities		4,379,663	2,770,836

Non-current liabilities
Employee benefits	17	35,706	14,799
Deferred tax liability	13	1,878,333	-
Total non-current liabilities		1,914,039	14,799
TOTAL LIABILITIES		6,293,702	2,785,635
NET ASSETS		24,689,743	22,592,320

EQUITY
Contributed equity	18	179,878,436	149,014,372
Reserves	19	5,267,729	1,882,674
Accumulated losses		(160,456,422)	(128,304,726)
Equity attributable to the owners of Prima BioMed Ltd		24,689,743	22,592,320
TOTAL EQUITY		24,689,743	22,592,320

The above consolidated balance sheet should be read in conjunction with the accompanying notes

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2015

Consolidated	Issued Capital	Reserves	Retained earnings	Total equity

	$	$	$	$
Balance at 1 July 2013	142,326,977	1,882,786	(114,961,345)	29,248,418
Other comprehensive loss for the year, net of tax	-	(57,421)	-	(57,421)
Loss after income tax expense for the year	-	-	(13,343,381)	(13,343,381)
Total comprehensive loss for the year	-	(57,421)	(13,343,381)	(13,400,802)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	6,687,395	-	-	6,687,395
Employee options scheme	-	57,309	-	57,309
Balance at 30 June 2014	149,014,372	1,882,674	(128,304,726)	22,592,320
Other comprehensive gain for the year, net of tax	-	(56,907)	-	(56,907)
Loss after income tax expense for the year	-	-	(32,151,696)	(32,151,696)
Total comprehensive loss for the year	-	(56,907)	(32,151,696)	(32,208,603)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	30,800,584	2,201,037	-	33,001,621
Share based payment	-	565,606	-	565,606
Employee share based payment	-	738,799	-	738,799
Exercise of vested performance rights	63,480	(63,480)	-	-
Balance at 30 June 2015	179,878,436	5,267,729	(160,456,422)	24,689,743

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2015

	Note	Consolidated
		30 June 2015	30 June 2014
		$	$
Cash flows related to operating activities
Payments to suppliers and employees (inclusive of goods and services tax)		(15,276,020)	(16,928,382)
License income		168,322	15,929
License fee received		5,774,784	-
Interest received		380,650	704,778
Tax paid		(1,908)	(23,684)
Grant income		1,167,190	2,004,198
Net cash (outflow) from operating activities		(7,786,982)	(14,227,161)

Cash flows related to investing activities
Payments for held-to-maturity investments		-	(9,000,000)
Funds from held-to-maturity investments		9,000,000	8,000,000
Payments for plant and equipment		(48,499)	(103,675)
Payment for acquisition of subsidiary, net of cash acquired		(20,912,912)	-
Net cash (outflow) from investing activities		(11,961,411)	(1,103,675)

Cash flows related to financing activities
Proceeds from issue of shares and options*		7,744,648	6,845,001
Proceeds from borrowings		3,925,405	-
Repayment of borrowings*		(237,308)	-
Share issue transaction costs		(164,316)	(157,606)
Net cash inflows from financing activities		11,268,429	6,687,395
Net (decrease) in cash and cash equivalents		(8,479,964)	(8,643,441)
Effect of exchange rate on cash and cash equivalent		1,039,537	820,340
Cash and cash equivalents at the beginning of the year		14,200,042	22,023,143
Cash and cash equivalents at the end of the year	7	6,759,615	14,200,042

* During the year convertible notes in the amount of $2,853,883 were converted into equity. No impact has been recorded on the cashflow statement for this conversion.

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of the Company and its subsidiaries.

(a) Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001. Prima BioMed Ltd is a for-profit entity for the purpose of preparing the financial statement.

(i) Compliance with IFRS

The consolidated financial statements of the Prima BioMed Ltd group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(ii) New and amended standards adopted by the group

None of the new standards and amendments to standards that are mandatory for the first time for the financial year beginning 1 July 2014 affected any of the amounts recognised in the current period or any prior period and are not likely to affect future periods.

(iii) Early adoption of standards

Refer to note 1(v) for pronouncements which have been elected by the group to commence before their operative date in the annual reporting period beginning 1 July 2014.

(iv) Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, financial assets and liabilities (including derivative financial instruments) at fair value through profit or loss.

(v) Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

(b) Principles of consolidation

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

(c) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is the Prima BioMed Ltd’s functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when they are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the income statement, within finance costs. All other foreign exchange gains and losses are presented separately in the income statement on a net basis.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognised in other comprehensive income.

(iii) Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet
•

income and expenses for each income statement and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(e) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable.

The group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the group’s activities as described below. The group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(i) Interest Income

Interest income is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(ii) Grant Income

Grants from the governments, including Australian Research and Development Rebates, France’s Crédit d’Impôt Recherche, and Saxony Development Bank (“Sächsische Aufbaubank”) from Germany, are recognised at their fair value when there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to operating costs are recognised in the Statements of Comprehensive Income as other income.

(iii) License revenue

License revenue is recognized on receipt or where there is reasonable assurance that the license revenue will be received.

(f) Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill.

Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Prima BioMed Ltd and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. As a consequence, these entities are taxed as a single entity and the deferred tax assets and liabilities of these entities are set off in the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(f) Income tax (continued)

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

(g) Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair value of the assets transferred, liabilities incurred to the former owners of the acquired business and the equity interests issued by the group. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration agreement, and the fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The group recognises and non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred.

The excess of the consideration transferred and the amount of any non-controlling interests in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is required as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit and loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in profit and loss.

(h) Impairment of assets

Goodwill and intangible assets that have a finite useful life are subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds it recoverable amount.

The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(i) Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(j) Current receivables

Current receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. Amount receivable in relation to Goods and Services Tax (GST) and Value Added Tax (VAT) are due from the local taxation authorities and recorded based on the amount of GST and VAT paid on purchases. They are presented as current assets unless collection is not expected for more than 12 months after the reporting date.

Collectability of current receivables is reviewed on an ongoing basis. Receivables which are known to be uncollectible are written off by reducing the carrying amount. An allowance account is used when there is objective evidence that the group will not be able to collect all amounts due.

(k) Investments and other financial assets

Classification

The group classifies its financial assets in the following categories: loans and receivables, available for sale investment and held-to-maturity investments. The classification depends on the purpose for which the investments were acquired.

Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at the end of each reporting date.

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the reporting period which are classified as non-current assets. Loans and receivables are included in trade and other receivables (note 9) in the balance sheet.

(ii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the group’s management has the positive intention and ability to hold to maturity. If the group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the end of the reporting period, which are classified as current assets.

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value are expensed in profit or loss.

Loans and receivables and held-to-maturity investments are subsequently carried at amortised cost using the effective interest method. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in profit or loss within other income or other expenses in the period in which they arise.

Dividend income from financial assets at fair value through profit or loss is recognised in profit or loss as part of revenue from continuing operations when the group’s right to receive payments is established. Interest income from these financial assets is included in the net gains/(losses).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(k) Investments and other financial assets (continued)

Impairment

The group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the assets are impaired.

Assets carried at amortised cost

For loans and receivables, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in profit or loss.

If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the reversal of the previously recognised impairment loss is recognised in profit or loss. Impairment testing of current receivables is described in note 1(g).

(l) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and are included in other income or other expenses.

(m) Plant and equipment

Plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation on other assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

- Computers – 3 years

- Plant and equipment – 3-5 years

- Furniture – 3-5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(g)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.

(n) Intangible assets

(i) Intellectual property

Costs incurred in acquiring intellectual property are capitalised and amortised on a straight line basis over a period not exceeding the life of the patents, which averages 15 years. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(n) Intangible assets (continued)

Costs include only those costs directly attributable to the acquisition of the intellectual property. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(h)).

(ii) Research and development

Research expenditure on internal projects is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure that could be recognised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other expenditures that do not meet these criteria are recognised as an expense as incurred.

As the Company has not met the requirement under the standard to recognised costs in relation to development, these amounts have been expensed.

Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight line basis over its useful life.

(o) Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid.

The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date.

(p) Finance costs

Finance costs are expensed in the period in which they are incurred.

(q) Employee benefits

(i) Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and accumulating annual leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liability for accumulating annual leave is recognised in the provision for employee benefits. All other short-term employee benefit obligations are presented as payables.

(ii) Other long-term employee benefit obligations

The liabilities for long service leave and annual leave are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. They are therefore recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of government bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognised in profit or loss. The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(q) Employee benefits (continued)

(iii) Retirement benefit obligations

The group does not maintain a group superannuation plan. The group makes fixed percentage contributions for all Australian resident employees to complying third party superannuation funds. The group has no statutory obligation and does not make contributions on behalf of its resident employees in the USA and Germany. The group’s legal or constructive obligation is limited to these contributions. Contributions to complying third party superannuation funds are recognised as an expense as they become payable.

(iv) Share-based payments

Share-based compensation benefits are provided to employees via the Executive Incentive Plan (EIP) and Global Employee Shares Option Plan (GESOP). Information relating to these schemes is set out in note 31.

The fair value of performance rights and options granted under the EIP and GESOP are recognised as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted, which includes any market performance conditions and the impact of any non-vesting conditions but excludes the impact of any service and non-market performance vesting conditions.

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-marketing vesting conditions. It recognises the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

(v) Termination benefits

Termination benefits are payable when employment is terminated before the normal employment contract expiry date. The group recognises termination benefits when it is demonstrably committed to terminating the employment of current employees.

(vi) Bonus plan

The group recognises a liability and an expense for bonuses. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(r) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(s) Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing:

•	the profit or loss attributable to owners of the Company
•

by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year. Bonus elements have been included in the calculation of the weighted average number of ordinary shares and has been retrospectively applied to the prior financial year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(s) Earnings per share (continued)

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

•	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and
•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(t) Goods and Services Tax and other similar taxes (‘GST’)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

(u) New Accounting Standards and Interpretations adopted and not yet early adopted

New and amended standards adopted by the group

The group has applied the following standards and amendments for first time for their annual reporting period commencing 1 July 2014:

•	AASB 2013-3 Amendments to AASB 136 – Recoverable Amount Disclosures for Non-Financial Assets
•	AASB 2013-4 Amendments to Australian Accounting Standards – Novation of Derivatives and Continuation of Hedge Accounting
•	Interpretatiion 21 Accounting for Levies
•	AASB 2014-1 Amendments to Australian Accounting Standards

The adoption of AASB 2013-3 had a small impact on the impairment disclosures and AASB 2014-1 has required additional disclosures in our segment note. Other than that, the adoption of these standards did not have any impact on the current period or any prior period and is not likely to affect future periods.

The group also elected to adopt the following two standards early:

•	Amendments made to Australian Accounting Standards by AASB 2015-1 (Improvements 2012-2014 cycle), and
•	Amendments made to AASB 101 by AASB 2015-2 (Disclosure initiative).

As these amendments merely clarify the existing requirements, they do not affect the group’s accounting policies or any of the disclosure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2015 reporting periods and have not been early adopted by the group. The group’s assessment of the impact of these new standards and interpretations is set out below.

Title of standard	Nature of change	Impact	Mandatory application date/ Date of adoption by group
AASB 9 Financial Instruments

AASB 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities and introduces new rules for hedge accounting.

In December 2014, the AASB made further changes to the classification and measurement rules and also introduced a new impairment model. These latest amendments now complete the new financial instruments standard.

When adopted, the standard will not have any significant impact as on the financial statements unless the Company acquires financial assets and liabilities.

There will be no impact on the group’s accounting for financial assets, as the new requirements only affect the accounting for available-for-sale financial assets and the group does not have any such assets.

There will be no impact on the group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the group does not have any such liabilities.

There will be no impact on hedge account or disclosures as the forward contracts do not qualify as hedge accounting.

Must be applied for financial years commencing on or after 1 January 2018. It is expected that the date of adoption by the group will be in the financial years commencing 1 July 2018.
AASB 15 Revenue from Contracts with Customers

The AASB has issued a new standard for the recognition of revenue.

This will replace AASB 118 which covers contracts for goods and services and AASB 111 which covers construction contracts.

The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards.

The standard permits a modified retrospective approach for the adoption. Under this approach entities will recognise transitional adjustments in retained earnings on the date of initial application (e.g. 1 July 2017), i.e. without restating the comparative period.

They will only need to apply the new rules to contracts that are not completed as of the date of initial application.

		Management has completed its assessment of the impact of AASB 15 and has not identified any instances where the new standard requirements will have a material impact on the financial statements of the Company.	Mandatory for financial years commencing on or after 1 January 2018. Expected date of adoption by the group: 1 July 2018.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(u) New Accounting Standards and Interpretations adopted and not yet early adopted (continued)

There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

(v) Parent entity financial information

The financial information for the parent entity, Prima BioMed Ltd, disclosed in note 30 has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i) Investments in subsidiaries, associates and joint venture entities

Investments in subsidiaries are accounted for at cost in the financial statements of Prima BioMed Ltd.

(ii) Tax consolidation legislation

Prima BioMed Ltd and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. The head entity, Prima Biomed Ltd, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate for any current tax payable assumed and are compensated by the head entity for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the head entity under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as current amounts receivable from or payable to other entities in the group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

(iii) Share-based payments

The grant by the Company of options over its equity instruments to the employees of subsidiary undertakings in the group is treated as a capital contribution to that subsidiary undertaking. The fair value of employee services received, measured by reference to the grant date fair value, is recognised over the vesting period as an increase to investment in subsidiary undertakings, with a corresponding credit to equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 2. FINANCIAL RISK MANAGEMENT

The group’s activities expose it to a variety of financial risks: market risk (including currency risk), credit risk and liquidity risk. The group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the group. The group uses derivative financial instruments such as foreign exchange contracts to hedge certain risk exposures. Derivatives are exclusively used for hedging purposes, i.e. not as trading or other speculative instruments. The group hedges its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts. The group uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis and cash flow forecasting in the case of foreign exchange and aging analysis for credit risk.

Risk management is carried out by senior management under policies approved by the board of directors. Management identifies, evaluates and hedges financial risks in close co-operation with the group’s operating units. The board provides the principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a) Market risk

Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and Euro.

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

Management has set up a policy to manage the Company’s exchange risk within the group companies. The group hedges its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts.

The group considers using forward exchange contracts to cover anticipated cash flow in USD and Euro periodically, as derivatives held for trading and measured through income statement. This policy is reviewed regularly by directors from time to time. There were no outstanding foreign exchange contracts outstanding as at 30 June 2015 and 30 June 2014.

The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	30 June 2015		30 June 2014
	USD	EUR	USD	EUR
Cash in bank	839,185	1,813,642	75,802	5,273,585
Trade and other receivables	126,958	34,592	-	-
Trade and other payables	(221,097)	(201,561)	(365,450)	(17,489)
Borrowings	(822,930)	(300,000)	-	-

Sensitivity

Based on the financial instruments held at 30 June 2015, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the group’s post-tax loss for the year would have been $10,141 higher/$10,141 lower (2014 – $28,965 higher/$28,965 lower). Any impact on the equity will result in changes in retained earnings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(a) Market risk (continued)

Based on the financial instruments held at 30 June 2015, had the Australian dollar weakened/ strengthened by 10% against the Euro with all other variables held constant, the group’s post-tax loss for the year would have been $196,137 higher/$196,137 lower (2014 – $525,610 higher/$525,610 lower), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments and from foreign forward exchange contracts.

The group’s exposure to other foreign exchange movements is not material.

(b) Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks. For banks, only independently rated parties with a minimum rating of ‘A’ according to Standard & Poor’s are accepted.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings:

	30 June 2015	30 June 2014
	$	$
Cash at bank and short-term bank deposits
AA-	6,759,615	14,200,042

Held-to-maturity investment
AA-	-	9,000,000

Derivative financial instruments
AA-	-	-

Held to maturity investments represent term deposits with a maturity period greater than 3 months and less than 12 months.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the group held deposits at call of $6,759,615 (2014 – $14,200,042) that are expected to readily generate cash inflows for managing liquidity risk.

Management monitors rolling forecasts of the group’s liquidity reserve cash and cash equivalents (note 7) on the basis of expected cash flows. In addition, the group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.

As outlined in Note 3, the Company’s monitoring of its cash requirements extends to the consideration of potential capital raising strategies and an active involvement with its institutional and retail investor base.

Maturities of financial liabilities

The tables below analyse the group’s financial liabilities into relevant maturity groupings based on their contractual maturities for:

(a) all non-derivative financial liabilities, and

(b) net and gross settled derivative financial instruments for which the contractual maturities are essential for an understanding of the timing of the cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(c) Liquidity risk (continued)

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial	Less than 6	6-12 months	Total contractual	Carrying
liabilities	months		cash flows	Amount (assets)
				/ liabilities

At 30 June 2015	$	$	$	$
Non-Derivatives
Trade and other payables	2,770,049	-	2,770,049	2,770,049
Borrowings	1,508,473	-	1,508,473	1,508,473
	4,278,522	-	4,278,522	4,278,522

Contractual maturities of financial	Less than 6	6-12 months	Total contractual	Carrying
liabilities	months		cash flows	Amount (assets)
				/ liabilities
At 30 June 2014	$	$	$	$
Non-Derivatives
Trade and other payables	2,652,277	-	2,652,277	2,652,277
	2,652,277	-	2,652,277	2,652,277

(d) Fair value measurements

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

AASB 7 Financial Instruments: Disclosures requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

(a)	quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)
(b)	inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (level 2), and
(c)	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

At 30 June 2015	Level 1	Level 2	Level 3	Total
	$	$	$	$
Assets
Comparability milestone at fair value	-	-	542,075	542,075
Total assets	-	-	542,075	542,075
Liabilities
Borrowings	-	-	1,508,473	1,508,473
Total liabilities	-	-	1,508,473	1,508,473

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(d) Fair value measurements (Continued)

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments.
•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.
•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date.
•	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

(i) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 instruments for the year ended 30 June 2015:

	Comparability milestone	Borrowings	Total

	$	$	$
Opening balance 1 July 2014	-	-	-
Other increases/(decreases)	542,075	(1,508,473)	(966,398)
(Losses)/gains recognised as an expense	-	-	-
Closing balance 30 June 2015	542,075	(1,508,473)	(966,398)

(ii) Valuation inputs and relationships to fair value

The following table summarises the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair value at 30 June 2015 $	Unobservable inputs	Range of inputs
Comparability milestone at fair value	542,075	Requirement to undertake Phase 1 trial before commencing Phase 2 trial	50%
Borrowings	1,508,473	Face value of borrowing	100%

NOTE 3. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 3. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Income taxes

The group has recognised deferred tax assets of $1.5m which related to carried forward tax losses in the Immutep subsidiary acquired during the period. On acquisition, the group has recognised significant amortising IP intangibles for which there will be no corresponding tax deduction, giving rise to a future taxable temporary difference and required the recognition of a deferred tax liability as part of the business combination accounting. The entity had previously unrecognised tax losses which management is satisfied will continue to be available to be utilised by the subsidiary after the acquisition. As such, the group has recognised a deferred tax asset to the extent of the deferred tax liability recognised on acquisition. The group has concluded that the deferred assets will be recoverable using the estimated future taxable income based on the approved business plans and budgets for the subsidiary.

All other remaining deferred tax assets relating to carried forward tax losses and taxable temporary differences have not been recognised since the group is currently in a loss making position and unable to generate taxable income to utilise the carried forward tax losses and taxable temporary differences. The utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped. The group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. There are certain transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The group estimates its tax liabilities based on the group’s understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Share-based payment transactions

The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes model taking into account the terms and conditions upon which the instruments are granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity. Refer to note 31 – share-based payment.

Research and development

The consolidated entity has expensed all internal research and development expenditure incurred during the year as the costs relate to the initial expenditure for research and development of biopharmaceutical products and the generation of future economic benefits is not considered probable given the current stage of development. It was considered appropriate to expense the research and development costs as they did not meet the criteria to be capitalised under AASB 138 Intangible Assets.

Going concern

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at 30 June 2015, the Group holds cash and cash equivalents of $6,759,615 (2014: $14,200,042) and held-to-maturity investments of Nil (2014: $9,000,000). In line with the Company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 3. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Going concern (continued)

As detailed in Note 28, subsequent to year end the company has raised $10 million from a Share Purchase Plan and has raised approximately $14 million from an investment by Ridgeback Capital. In line with the Company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Company. Based on this consideration, the directors are of the view that the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of alternative future capital raising initiatives and an active engagement with potential retail and institutional investors alike.

Business combination

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair value of the assets transferred, liabilities incurred to the former owners of the acquired business and the equity interests issued by the group. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration agreement, and the fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The group recognises and non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred.

The excess of the consideration transferred and the amount of any non-controlling interests in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is required as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit and loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in profit and loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 4. SEGMENT REPORTING

Identification of reportable operating segments

Subsequent to the acquisition of Immutep S.A., internal reports which are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)) form only one segment, being Cancer Immunotherapy. This segment reporting is used to assess performance and in determining the allocation of resources. There is no aggregation of operating segments. The CODM reviews earnings/loss before tax. Prior year segment reporting information has been restated to reflect the form in which the CODM reviews financial information.

Types of products and services

The principal products and services of each of these operating segments are as follows:

- Cancer Immunotherapy

In the current financial year, the Company has focused on cancer immunotherapy research.

Operating segment information

30 June 2015	Cancer Immunotherapy	Unallocated	Consolidated
	$	$	$

Other Income

Revenue	168,322	-	168,322

Grant income	1,167,190	-	1,167,190

Gain on foreign exchange	-	538,248	538,248

Interest income	-	219,107	219,107

Total other income	1,335,512	757,355	2,092,867

Segment Result

Depreciation and amortisation	(1,341,202)	-	(1,341,202)

Other expenses*	(33,045,517)	-	(33,045,517)

Profit/(loss) before income tax expense	(33,051,207)	757,355	(32,293,852)

Income tax expense	-	-	142,156

Profit/(loss) after income tax expense			(32,151,696)

Total segment assets	30,983,445	-	30,983,445

Total segment liabilities	6,293,702	-	6,293,702

*net of other income

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 4. SEGMENT REPORTING (CONTINUED)

30 June 2014	Cancer Immunotherapy	Unallocated	Consolidated
	$	$	$

Other Income

Revenue	-	15,929	15,929

Grant income	2,004,198	-	2,004,198

Gain on foreign exchange	-	406,628	406,628

Interest income	-	713,311	713,311

Total other income	2,004,198	1,135,868	3,140,066

Segment Result

Depreciation and amortisation	(433,074)	(13,286)	(446,360)

Other expenses*	(11,386,363)	(1,497,051)	(12,883,414)

Loss before income tax expense	(11,819,437)	(1,510,337)	(13,329,774)

Income tax expense	-	-	(13,607)

Loss after income tax expense			(13,343,381)

Total segment assets	25,377,955	-	25,377,955

Total segment liabilities	2,785,635	-	2,785,635

*net of other income

NOTE 5. EXPENSES

	Consolidated
	30 June 2015	30 June 2014
	$	$
Loss before income tax includes the following specific expenses:

Research & development and intellectual property
Research and development	8,515,150	11,825,668
Intellectual property management	437,297	105,189
Total research & development and intellectual property	8,952,447	11,930,857

Corporate administrative expenses
Auditor’s remuneration	292,807	222,720
Directors fee and employee expenses	2,508,533	1,969,494
Administrative expenses	2,921,766	1,900,409
Total corporate administrative expenses	5,723,106	4,092,623

Depreciation
Plant and equipment	308,719	370,237
Computer	14,523	18,987
Furniture and fittings	2,532	2,698
Total depreciation	325,774	391,922

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 5. EXPENSES (CONTINUED)

	Consolidated
	30 June 2015	30 June 2014
	$	$

Amortisation
Patents	55,002	54,438
Intellectual Property	960,426	-
Total amortisation	1,015,428	54,438
Total depreciation and amortisation*	1,341,202	446,360
* $380,776 (2014: $433,074) relates to R&D

Loss on disposal of assets
Plant and equipment	5,160	-
Finance expenses
Interest expense	26,789
Other finance expenses – note 18	18,338,015
Total finance expenses	18,364,804	-

NOTE 6. INCOME TAX EXPENSES

	Consolidated
	30 June 2015	30 June 2014
	$	$
Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	(32,293,852)	(13,329,774)
Tax at the Australian tax rate of 30%	(9,688,156)	(3,998,932)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible expenses	6,034,418	439,651
Non-assessable income	(233,261)	(479,616)
Capital listing fee	(188,530)	(586,143)
Difference in overseas tax rates	184,251	569
	(3,891,278)	(4,624,471)

Net adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognised	3,749,122	4,638,078
Income tax expense/(benefit)*	(142,156)	13,607
*Income tax expense relates to tax payable in the United States and movement in deferred tax assets and liabilities for the French subsidiary.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 6. INCOME TAX EXPENSES (CONTINUED)

	Consolidated
	30 June 2015	30 June 2014
	$	$
Deferred tax assets not recognised
Deferred tax assets not recognised comprises temporary differences attributable to:
Carried forward tax losses benefit	31,262,135	27,329,078
Temporary differences	(196,493)	(402,644)
Total deferred tax assets not recognised	31,065,642	26,926,434

The above potential tax benefit, which includes tax losses and temporary differences has not been recognised in the consolidated balance sheet as the recovery of this benefit is not probable. There is no expiration date for the tax losses carried forward. The estimated amount of cumulative tax losses at 30 June 2015 was $104,207,118 (2014 - $91,096,926). Utilisation of these tax losses is dependent on the parent entity satisfying certain tests at the time the losses are recouped.

NOTE 7. CURRENT ASSETS – CASH AND CASH EQUIVALENTS

	Consolidated
	30 June 2015	30 June 2014
	$	$
Cash on hand	1,296	1,344
Cash at bank	6,508,319	9,698,698
Cash on deposit	250,000	4,500,000
	6,759,615	14,200,042

The above cash and cash equivalent are held in AUD, USD, and Euro. The interest rates on these deposits range from 0% to 2.3% in 2015 (2014 – 0% to 3.05%).

NOTE 8. HELD-TO-MATURITY INVESTMENTS

	Consolidated
	30 June 2015	30 June 2014
	$	$

Term deposits	-	9,000,000
	-	9,000,000

Held to maturity investments represent term deposits with a maturity period greater than 3 months and less than 12 months. These term deposits are denominated in AUD and have interest rates of Nil in 2015 (2014 – 3.75%). The group’s exposure to interest rate risk is discussed in note 2. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of held to maturity investment mentioned above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 9. CURRENT RECEIVABLES

	Consolidated
	30 June 2015	30 June 2014
	$	$
GST receivable	150,143	196,407
Accounts Receivables	165,310	-
	315,453	196,407

Due to the short term nature of these receivables, the carrying value is assumed to be their fair value and at 30 June 2015. No receivables were impaired or past due.

NOTE 10. OTHER CURRENT ASSETS

	Consolidated
	30 June 2015	30 June 2014
	$	$
Prepayments*	380,749	1,090,608
Security deposit	21,224	31,252
Accrued interest	3,955	165,499
Comparability milestone	542,075	-
	948,003	1,287,359

*Prepayments are in relation to the deposits paid to organisations involved in the clinical trials.

NOTE 11. NON-CURRENT ASSETS - PLANT AND EQUIPMENT

	Plant and Equipment	Computer	Furniture and fittings	Total
	$	$	$	$
At 1 July 2013
Cost or fair value	1,119,560	59,075	12,425	1,191,060
Accumulated depreciation	(332,475)	(20,842)	(3,065)	(356,382)
Net book amount	787,085	38,233	9,360	834,678

Year ended 30 June 2014
Opening net book amount	787,085	38,233	9,360	834,678
Exchange differences	29,565	833	435	30,833
Additions	100,568	3,107	-	103,675
Disposal	-	-	-	-
Depreciation charge	(370,237)	(18,987)	(2,698)	(391,922)
Closing net book amount	546,981	23,186	7,097	577,264

At 30 June 2014
Cost or fair value	1,248,948	62,789	12,765	1,324,502
Accumulated depreciation	(701,967)	(39,603)	(5,668)	(747,238)
Net book amount	546,981	23,186	7,097	577,264

Year ended 30 June 2015
Opening net book amount	546,981	23,186	7,097	577,264
Exchange differences	(681)	1,128	(22)	425
Additions	44,627	4,201	-	48,828
Disposal	(178)	(5,332)	-	(5,510)
Acquisition of subsidiary	787	1,937	-	2,724
Depreciation charge	(308,719)	(14,523)	(2,532)	(325,774)
Closing net book amount	282,817	10,597	4,543	297,957

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 11. NON-CURRENT ASSETS - PLANT AND EQUIPMENT (CONTINUED)

	Plant and Equipment	Computer	Furniture and fittings	Total
	$	$	$	$

At 30 June 2015
Cost or fair value	605,648	28,016	7,172	640,836
Accumulated depreciation	(322,831)	(17,419)	(2,629)	(342,879)
Net book amount	282,817	10,597	4,543	297,957

NOTE 12. NON-CURRENT ASSETS - INTANGIBLES

	Patents	Intellectual Property	Goodwill	Total
	$	$	$	$
At 1 July 2013
Cost	1,915,671	-	-	1,915,671
Accumulated amortisation	(1,744,350)	-	-	(1,744,350)
Net book amount	171,321	-	-	171,321

Year ended 30 June 2014
Opening net book amount	171,321	-	-	171,321
Amortisation charge	(54,438)	-	-	(54,438)
Closing net book amount	116,883	-	-	116,883

At 30 June 2014
Cost
Accumulated amortisation	1,915,671	-	-	1,915,671
Net book amount	(1,798,788)	-	-	(1,798,788)
	116,883	-	-	116,883
Year ended 30 June 2015
Opening net book amount	116,883	-	-	116,883
Acquisition of Immutep S.A	-	23,451,000	109,962	23,560,962
Amortisation charge	(55,002)	(960,426)	-	(1,015,428)
Closing net book amount	61,881	22,490,574	109,962	22,662,417

At 30 June 2015
Cost or fair value	1,915,671	23,451,000	109,962	25,476,633
Accumulated amortisation	(1,853,790)	(960,426)	-	(2,814,216)
Net book amount	61,881	22,490,574	109,962	22,662,417

(i) Amortisation methods and useful lives

The group amortises intangible assets with a limited useful life using the straight-line method over the following periods:

●	Patents, trademark and licenses – 13 – 21 years
●	Intellectual property assets – 14 – 15 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 13. DEFERRED TAX BALANCES

(i) Deferred tax assets

The balance comprises temporary differences attributable to:

	Consolidated
	30 June 2015	30 June 2014
	$	$

Tax losses	1,495,603	-
Total deferred tax assets	1,495,603	-
Set-off of deferred tax liabilities pursuant to set-off provisions	(1,495,603)	-
Net deferred tax assets	-	-

(ii) Expected recovery of Deferred Tax Assets

Consolidated
	30 June 2015	30 June 2014
	$	$

Deferred tax assets expected to be recovered within 12 months	-	-
Deferred tax assets expected to be recovered after more than 12 months	1,495,603	-
	1,495,603	-

(iii) Deferred tax liabilities

The balance comprises temporary differences attributable to:

	Consolidated
	30 June 2015	30 June 2014
	$	$

Intangible assets	3,373,936	-
Total deferred tax liabilities	3,373,936	-
Set-off of deferred tax liabilities pursuant to set-off provisions	(1,495,603)
Net deferred tax liabilities	1,878,333	-

Deferred tax liabilities expected to be settled within 12 months	-	-
Deferred tax liabilities expected to be settled after more than 12 months	1,878,333	-
	1,878,333	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 13. DEFERRED TAX BALANCES (CONTINUED)

(iv) Movements in deferred tax balances

Movements	Tax losses	Intangible Assets	Total
	$	$	$
At 30 June 2014	-	-	-
(Charged)/credited
- to profit or loss	-	144,064	144,064
- to other comprehensive income	-	-	-
- directly to equity	-	-	-
Acquisition of subsidiary	1,495,603	(3,518,000)	(2,022,397)
At 30 June 2015	1,495,603	(3,373,936)	(1,878,333)

NOTE 14. CURRENT LIABILITIES - TRADE AND OTHER PAYABLES

	Consolidated
	30 June 2015	30 June 2014
	$	$
Trade payables	2,201,864	2,216,723
Other payables	568,185	435,554
	2,770,049	2,652,277

NOTE 15. CURRENT LIABILITIES - BORROWINGS

	Consolidated
	30 June 2015	30 June 2014
	$	$
Amounts payable to related parties	1,071,523	-
Other borrowings	436,950
	1,508,473	-

Dr Frédéric Triebel provided an unsecured loan to the company of $1,071,523. Interest is charged on this loan at the rate of 10% per annum and is repayable on or before 30 September 2015.

Other borrowings relate to an interest-free loan advanced by France’s innovation agency, ANVAR, which was repaid in full in July 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 16. CURRENT LIABILITIES - EMPLOYEE BENEFITS

	Consolidated
	30 June 2015	30 June 2014
	$	$

Annual leave	80,304	101,569

The current provision for employee benefits is in relation to accrued annual leave and covers all unconditional entitlements where employees have completed the required period of service. The entire amount of the provision is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations.

NOTE 17. NON-CURRENT LIABILITIES - EMPLOYEE BENEFITS

	Consolidated
	30 June 2015	30 June 2014
	$	$

Long service leave	35,706	14,799

NOTE 18. EQUITY - CONTRIBUTED

		Consolidated
		30 June 2015	30 June 2014
		$	$
Fully paid ordinary shares	18(a)	170,216,482	139,352,418
Options over ordinary shares – listed		9,661,954	9,661,954
		179,878,436	149,014,372

(a) Ordinary Shares	Note	30 June 2015		30 June 2014
		No.	$	No.	$
At the beginning of reporting period		1,228,709,341	139,352,418	1,143,146,838	132,665,023
Shares issued during year	i)	284,274,073	7,365,369	85,562,500	6,845,000
Exercise of options and warrants (Shares issued during the year)	ii)	72,413,924	3,731,339	3	1
Exercise of convertible note (Share 0.1s issued during the year)	iii)	166,097,263	19,931,672	-	-
Transaction costs relating to share issues		-	(164,316)	-	(157,606)
At reporting date		1,751,494,601	170,216,482	1,228,709,341	139,352,418

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 18. EQUITY – CONTRIBUTED (CONTINUED)

(b) Shares issued

2015 Details	Note	Number	Issue Price	Total
			$	$
Bergen commencement fee	i)	11,792,588	0.04	483,496
Bergen collateral shares	i)	17,800,000	0.02	338,200
Bergen first tranche	i)	13,163,514	0.04	526,541
Performance right exercised	i)	1,715,686	0.04	63,480
Bergen second tranche	i)	15,214,606	0.03	517,297
Consideration buyer shares to Immutep stakeholders	i)	86,120,815	0.03	2,593,959
Bergen third tranche	i)	15,323,414	0.03	505,674
Bergen fourth tranche	i)	22,936,950	0.02	527,550
Ridgeback share issued	i)	28,000,000	0.02	560,000
Ridgeback first placement	i)	72,206,500	0.02	1,249,172
Bergen options exercised	ii)	19,800,000	0.05	1,084,050
Conversion of Warrants – Immutep	ii)	52,371,500	0.05	2,628,525
Employee option exercised	ii)	242,424	0.08	18,764
Exercise of convertible note	iii)	166,097,263	0.12	19,931,672
		522,785,260		31,028,380

In October 2014, Prima entered into an investment agreement with the Bergen Global Opportunity Fund, LP (Bergen). Under the agreement, Bergen subscribed to a 36-month interest-free convertible security in the amount of $2,833,000, expiring on 2 October 2017. In addition, Bergen could invest in the range of $438k (US$360k) and $1.8m (US$1.5m) per month in monthly tranches, dependent on meeting certain conditions. Bergen was also issued 19,800,000 options and was issued with 17,800,000 shares as security over the investment agreement.

The investment agreement with Bergen concluded in May 2015 and was formally terminated in August 2015. Upon the conclusion of the investment agreement, Bergen exercised their options, and convertible note as detailed above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 18. EQUITY – CONTRIBUTED (CONTINUED)

Finance costs relating to the Bergen investment agreement was $18,338,015 for the year ended 30 June 2015. The finance costs incurred relate to the following terms of the Bergen agreement:

	Consolidated
	30 June 2015	30 June 2014
	$	$
Commencement fee	483,496	-
Change in fair value of tranche funding	211,124	-
Share based payment expense related to collateral shares	151,264	-
Share based payment expense related to options	414,342	-
Discount to fair value on exercise of convertible notes to ordinary shares[1]	17,077,789	-
	18,338,015	-

1)

The convertible note issued to Bergen was recorded on issuance date as a financial liability and then re-measured at fair value through the profit and loss in accordance with AASB 139. Under the Agreement the conversion price was calculated based on the average of any five daily VWAP’s per share during twenty consecutive actual trading days immediately prior to the selected conversion date, at the discretion of Bergen. The conversion price was calculated at $0.0190 per share and the calculated number of shares issued to Bergen was 166,097,263. The market price on the day that the shares were issued to Bergen was $0.12 per share resulting in a fair value re-measurement loss of $17,077,789 being recorded.

2014 Details	Note	Number	Issue Price	Total
			$	$
Share purchase plan	i)	85,562,500	0.080	6,845,000
Exercise of PRRO options	ii)	3	0.200	1
Transaction costs relating to share issues				(157,606)
		85,562,503		6,687,395

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held.

The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Options

Information relating to the Company’s Global Employee Share Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the reporting period, is set out in note 31.

Unlisted Options

Expiration Date	Exercise Price	Number	Code
1 February 2016	$0.3390	740,741	PRRAL
01 August 2015	$0.1850	2,800,000	PRRAL
20 February 2016	$0.1730	200,000	PRRAL
30 June 2018	$0.0774	1,680,868	PRRAE
12 December 2018	$0.05019	147,628,500
Total		153,050,109

Share buy-back

There is no current on-market share buy-back.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 18. EQUITY – CONTRIBUTED (CONTINUED)

Capital risk management

The consolidated entity’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the consolidated entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The consolidated entity would look to raise capital when an opportunity to invest in a business or company was seen as value adding relative to the current parent entity’s share price at the time of the investment. The consolidated entity is not actively pursuing additional investments in the short term as it continues to integrate and grow its existing businesses in order to maximise synergies.

NOTE 19. EQUITY – RESERVES AND RETAINED EARNINGS

	Consolidated
	30 June 2015	30 June 2014
	$	$
(a) Reserves
Options issued reserve	3,748,611	1,547,574
Foreign currency translation reserve	(268,052)	(211,145)
Share-based payments reserve	1,787,170	546,245
	5,267,729	1,882,674

Movements in options issued reserve were as follows:
Opening balance	1,547,574	1,547,574
Options issued during the year	2,201,037	-
Ending balance	3,748,611	1,547,574

Movements in foreign currency translation reserve were as follows:
Opening balance	(211,145)	(153,724)
Currency translation differences arising during the year	(56,907)	(57,421)
Ending balance	(268,052)	(211,145)

Movements in share-based payments reserve were as follows:
Opening balance	546,245	488,936
Employee options and performance rights issued during the year	738,799	57,309
Exercise of vested performance rights	(63,480)	-
Share-based payments	565,606	-
Ending balance	1,787,170	546,245

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 19. EQUITY – RESERVES AND RETAINED EARNINGS (CONTINUED)

	Consolidated
	30 June 2015	30 June 2014
	$	$
(b) Retained Earnings
Movements in retained earnings were as follows:
Opening balance	(128,304,726)	(114,961,345)
Net loss for the year	(32,151,696)	(13,343,381)
Ending balance	(160,456,422)	(128,304,726)

(c) Nature and purpose of reserves

(i) Options issued reserve

In October 2014, the Company issued 19,800,000 options with an exercise price of $0.05475 in relation to the Bergen investment agreement. In December 2014, the Company issued 200,000,000 warrants at an exercise price of $0.05019 to the vendors of Immutep S.A. The options expire on 2 October 2017 and 12 December 2018. Each option and warrant is exercisable for one ordinary share in the capital of the Company. As at 30 June 2015, all options held by Bergen were execised, and 52,371,500 warrants were exercised by the vendors of Immutep S.A. The options held are exercisable at any time before its expiry date.

(ii) Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entity are recognised in other comprehensive income as described in note 1(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

(iii) Share-based payments reserve

The options based payments reserve is used to recognise the grant date fair value of options and performance rights issued to employees but not exercised. For a reconciliation of movements in the share-based payment reserves refer to note 31.

NOTE 20. EQUITY - DIVIDENDS

There were no dividends paid or declared during the current or previous financial year.

NOTE 21. BUSINESS COMBINATION

(a) Summary of acquisition

Acquisition of Immutep S.A.

On 12 December 2014, the Group acquired 100% of the issued share capital of Immutep S.A., a French biopharmaceutical company in the field of Immuno-Oncology, for consideration of $26,275,569. The acquisition has significantly increased the portfolio of Immuno-Oncology technologies for further clinical development.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 21. BUSINESS COMBINATION (CONTINUED)

The details of the purchase consideration, the net assets acquired and goodwill are as follows:

$
Purchase consideration
Cash paid on completion date	15,772,737
Deferred consideration	5,685,370
Fair value of shares issued	2,593,958
Fair value of warrants issued	2,201,038
Total purchase consideration	26,253,103

Deferred consideration has been paid to the former owners of Immutep during the financial year. In addition, an amount of $1,084,149 was paid into a retention account held in trust by external parties representing a comparability milestone payment contingent on future events. The fair value of the amount has been estimated at $542,075. The total cash paid for the year ended 30 June 2015 taking into account this and the net cash acquired amounts to $20,912,912.

The provisionally determined fair values of the assets and liabilities recognised as a result of the acquisition are as follows:

Fair value
$
Cash and cash equivalents	545,195
Trade and other receivables	6,077,686
Other current assets	11,614
Plant and equipment	2,802
Deferred tax asset	1,495,603
Intangible assets	23,451,000
Trade and other payables	(1,248,501)
Other financial liabilities	(674,258)
Deferred tax liability	(3,518,000)
Net identified assets acquired	26,143,141
Add: goodwill	109,962
Net assets acquired	26,253,103

The goodwill is attributable to Immutep’s assembled workforce and other intellectual property research and development which is continuing on an on-going basis. None of the goodwill is expected to be deductible for tax purposes.

(i) Acquisition related costs

Acquisition related costs of $347,473 are included in corporate administrative expenses in the statement of comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 21. BUSINESS COMBINATION (CONTINUED)

(ii) Deferred consideration

The deferred consideration arrangement requires the Group to pay the former owners of Immutep a maximum of $5,438,724 dependent upon Immutep reaching certain milestones payable over a period of up 12 months after the acquisition date. Additional deferred consideration is payable in the amount of $246,646 relating to a working capital adjustment under the terms of the Share Sale Agreement.

(iii) Comparability milestone

An amount of $1,084,149 was paid into a retention account held in trust by external parties representing a comparability milestone payment contingent on future events. The fair value of the amount has been estimated at $542,075.

(iv) Acquired receivables

The fair value of trade and other receivables is $6,077,686 and includes trade receivables and other receivables with a fair value of $6,077,686 which are expected to be collectible.

(v) Revenue and profit contribution

The acquired business contributed revenues of $487,538 and net loss after tax of $271,697 to the group for the period from 12 December 2014 to 30 June 2015.

If the acquisition had occurred on 1 July 2014 on the same terms, consolidated pro-forma revenue and profit for the period ended 30 June 2015 would have been $6,532,066 and $3,928,131 respectively. These amounts have been calculated using the subsidiary’s results and adjusting them for differences in the accounting policies between the group and the subsidiary.

(vi) Shares and warrants issued

The fair value of the 86,120,815 shares issued as part of the consideration paid for Immutep S.A ($2,593,958) was based on an agreed VWAP calculation under the terms of the Share Sale Agreement discounted to reflect certain escrow and volume trading restrictions placed on these shares.

The fair value of 200,000,000 warrants issued as part of the consideration paid for Immutep S.A ($2,201,038) was valued by the Black Scholes model discounted to reflect certain exercise and volume trading restrictions place upon the exercise of these warrants.

NOTE 22. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors and key management personnel compensation

	Consolidated
	30 June 2015	30 June 2014
	$	$

Short-term employee benefits	1,509,877	1,533,114
Long-term employee benefits	6,231	-
Post-employment benefits	43,056	40,377
Share-based payments	467,002	41,919
	2,026,166	1,615,410

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 22. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(b) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in the remuneration report on pages 17-26.

(ii) Shareholding

The numbers of shares in the Company held during the financial year by each director of and other key management personnel of the group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

2015	Balance at start of the year	Received during the year on the exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Ms Lucy Turnbull, AO	20,059,576	-	-	-	20,059,576
Mr Albert Wong	3,537,500	-	-	-	3,537,500
Dr Russell Howard	-	-	-	-	-
Mr Pete Meyers	-	1,715,686	-	-	1,715,686
Mr Matthew Lehman	1,617,763 32,706*	- -	- -	- -	1,617,763 32,706*
Dr Sharron Gargosky	-	-	-	-	-
Mr Marc Voigt	720,000 150*	- -	- -	150,000 -	870,000 150*
Ms Deanne Miller	-	-	242,424	(221,500)	20,924
Dr Frédéric Triebel	-	-	-	-	-
Total ordinary shares	25,934,839	1,715,686	242,424	(71,500)	27,821,449
Total ADR	32,856	-	-	-	32,856

   * American Depository Receipts (ADR) traded on the NASDAQ

   ** As the date of resignation

2014	Balance at start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Ms Lucy Turnbull, AO	17,759,576	-	2,300,000	20,059,576
Mr Albert Wong	3,537,500	-	-	3,537,500
Mr Martin Rogers**	20,542,179	-	-	20,542,179
Dr Richard Hammel**	10,444,987	-	-	10,444,987
Dr Russell Howard	-	-	-	-
Mr Pete Meyers	-	-	-	-
Mr Matthew Lehman	1,617,763 4,400*	- -	- 28,306*	1,617,763 32,706*
Dr Sharron Gargosky	25,000*	-	(25,000*)	-
Mr Marc Voigt	620,000 150*	- -	100,000 -	720,000 150*
Ms Deanne Miller	-	-	-	-
Total ordinary shares	54,522,005	-	2,400,000	56,922,005
Total ADR	29,550	-	3,306	32,856

   * American Depository Receipts (ADR) traded on the NASDAQ

   ** As the date of resignation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 22. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(iii) Option holdings

The number of options over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

30 June 2015	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms Lucy Turnbull, AO	4,439,894	-	-	-	4,439,894	4,439,894	-
Mr Albert Wong	-	-	-	-	-	-	-
Dr Russell Howard	-	-	-	-	-	-	-
Mr Pete Meyers	-	-	-	-	-	-	-
Mr Matthew Lehman	2,104,441	-	-	-	2,104,441	2,104,441	-
Dr Sharron Gargosky	1,537,275	-	-	-	1,537,275	1,537,275	-
Mr Marc Voigt	1,171,754	-	-	-	1,171,754	1,171,754	-
Ms Deanne Miller	363,636	-	(242,424)	-	121,212	121,212	-
Dr Frédéric Triebel	-	-	-	-	-	-	-
	9,617,000	-	(242,424)	-	9,374,576	9,374,576	-

30 June 2014	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms Lucy Turnbull, AO	14,439,894	-	-	(10,000,000)	4,439,894	4,439,894	-
Mr Albert Wong	7,500,000	-	-	(7,500,000)	-	-	-
Mr Martin Rogers	12,500,000	-	-	(10,000,000)	2,500,000	2,500,000	-
Dr Richard Hammel	5,000,000	-	-	(5,000,000)	-	-	-
Dr Russell Howard	-	-	-	-	-	-	-
Mr Pete Meyers	-	-	-	-	-	-	-
Mr Matthew Lehman	2,104,441	-	-	-	2,104,441	2,104,441	-
Dr Sharron Gargosky	900,000	637,275	-	-	1,537,275	1,324,850	212,425
Mr Marc Voigt	528,125	643,629	-	-	1,171,754	957,211	214,543
Ms Deanne Miller	-	363,636	-	-	363,636	242,424	121,212
	42,972,460	1,644,540	-	(32,500,000)	12,117,000	11,568,820	548,180

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 22. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(iii) Performance right holdings

The number of performance rights over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

30 June 2015	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Performance rights
Ms Lucy Turnbull, AO	-	-	-	-	-	-	-
Mr Albert Wong	-	-	-	-	-	-	-
Mr Martin Rogers	-	-	-	-	-	-	-
Dr Russell Howard	-	-	-	-	-	-	-
Mr Pete Meyers	-	7,720,588	(1,715,686)	-	6,004,902	-	6,004,902
Mr Matthew Lehman	-	-	-	-	-	-	-
Dr Sharron Gargosky	-	6,127,451	-	-	6,127,451	-	6,127,451
Mr Marc Voigt	-	16,323,529	-	-	16,323,529	-	16,323,529
Ms Deanne Miller	-	6,127,451	-	-	6,127,451	-	6,127,451
Dr Frédéric Triebel	-	-	-	-	-	-	-
	-	36,299,019	(1,715,686)	-	34,583,333	-	34,583,333

NOTE 23. REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms.

	Consolidated
	30 June 2015	30 June 2014
	$	$
PriceWaterhouseCoopers Australia
Audit or review of the financial report	286,000	209,420
Other advisory services	-	12,500
Total remuneration of PricewaterhouseCoopers Australia	286,000	221,920

Other services
Network firm of PriceWaterhouseCoopers Australia
Due Diligence services	66,986

NOTE 24. CONTINGENT LIABILITIES

There were no other material contingent liabilities in existence at 30 June 2015 and 30 June 2014.

NOTE 25. COMMITMENTS FOR EXPENDITURE

There were no material capital or leasing commitments at 30 June 2015 and 30 June 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 26. RELATED PARTY TRANSACTIONS

Parent entity

Prima BioMed Ltd is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 27.

Key management personnel

Disclosures relating to key management personnel are set in note 22.

Receivable from and payable to related parties

There were no trade receivables from or trade payables due to related parties at the reporting date.

Loans to/from related parties

During the year, Dr Frédéric Triebel provided an unsecured loan to the company of $1,071,523. Interest is charged on this loan at the rate of 10% per annum and is repayable on 30 September 2015. Interest payable with respect to the loan for the year ended 30 June 2015 was $28,206.

NOTE 27. SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

	Country of incorporation	Class of Shares	Equity holding
			30 June 2015	30 June 2014
			%	%

Cancer Vac Pty Ltd*	Australia	Ordinary	-	100
Prima BioMed USA Inc	USA	Ordinary	100	100
PRR Middle East FZLLC	UAE	Ordinary	100	100
Prima BioMed GmBH	Germany	Ordinary	100	100
Prima BioMed Australia Pty Ltd	Australia	Ordinary	100	100
Prima BioMed IP Pty Ltd	Australia	Ordinary	100	100
Immutep S.A.	France	Ordinary	100	-

* Company was deregistered on 18 September 2014. No financial impact has been recorded in the annual report for the year ended 30 June 2015 as all assets have written down to Nil value in prior years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 28. EVENTS OCCURRING AFTER THE REPORTING DATE

Subsequent to year end, the Company issued 200,000,000 ordinary shares at a price of $0.05 to existing shareholders via a Share Purchase Plan (SPP). The total proceeds from the issuance of the ordinary shares amounted to $10,000,000.

Also subsequent to year end, shareholders ratified the issue of further securities to Ridgeback Capital Investments L.P. at the Extraordinary General Meeting held on 31 July 2015. In accordance with the approval by shareholders, the Company issued the following securities:

•	12,136,750 ordinary shares at a price of $0.0173
•	8,475,995 warrants exercisable at $0.025 per warrant into ordinary shares on or before 4 August 2025
•	371,445,231 warrants exercisable at $0.0237 per warrant into ordinary shares on or before 4 August 2020
•

13,750,828 Convertible Notes, each with a face value of $1.00 which is convertible into ordinary shares at a price of $0.02, which may be adjusted due to future capital raising by the company on or before 4 August 2025.

Assuming that Ridgeback Capital Investments L.P. exercises all warrants and convertible notes, an additional 1,067,462,626 ordinary shares may be issued in future reporting periods.

The total proceeds from the issuance of the above securities amounted to $13,960,794.

No other matter or circumstance has arisen since 30 June 2015 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations or the consolidated entity’s state of affairs in future financial years.

NOTE 29. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

	Consolidated
	30 June 2015	30 June 2014
	$	$

Loss after income tax expense for the year	(32,151,696)	(13,343,381)

Adjustments for:
Depreciation and amortisation	1,341,202	446,360
Share based payments	738,799	57,309
Unrealised gain on exchange through the profit and loss	(1,039,537)	(908,594)
Non-cash finance expenses	18,338,015	-
Loss on disposal of fixed assets	5,160	-
Change in operating assets and liabilities:
Decrease in current receivables[1]	5,958,640	4,071
Decrease in inventories	-	-
Decrease in other operating assets	350,970	297,320
(Decrease)/increase in trade and other payables	(1,187,960)	(816,276)
Increase/(decrease) in employee benefits	(357)	79,821
(Decrease)/increase in income tax payable	3,849	(10,077)
(Decrease)/increase in deferred tax liability	(144,064)	-
(Decrease) in derivative financial instruments	-	(33,714)
Net cash used in operating activities	(7,786,979)	(14,227,161)

   1. This amount arises from business combination. Refer note 21.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 30. EARNINGS PER SHARE

	Consolidated
	30 June 2015	30 June 2014
	$	$

Loss after income tax	(32,151,696)	(13,343,381)
Loss after income tax attributable to the owners of Prima BioMed Ltd	(32,151,696)	(13,343,381)

		Number
Weighted average number of ordinary shares used in calculating basic earnings per share	1,591,116,220	1,439,768,245
Weighted average number of ordinary shares used in calculating diluted earnings per share	1,591,116,220	1,439,768,245

		Cents
Basic earnings per share	(2.02)	(0.93)
Diluted earnings per share	(2.02)	(0.93)

Information concerning other notes and options issued:

The following table summarises the convertible notes, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	30 June 2015 Number	30 June 2014 Number
Listed options	77,378,696	77,378,696
Unlisted options	164,894,609	16,942,441

NOTE 31. SHARE-BASED PAYMENTS

(a) Executive Incentive Plan (EIP)

Equity incentives are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2012 Annual General Meeting. In light of our increasing operations globally the Board reviewed the Company’s incentive arrangements to ensure that it continued to retain and motivate key executives in a manner that is aligned with members’ interests. As a result of that review, an ‘umbrella’ EIP was adopted to which eligible executives are invited to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of retaining a world-class management team. The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in the United States, Germany, and Australia.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 31. SHARE-BASED PAYMENTS (CONTINUED)

(a) Executive Incentive Plan (EIP) (Continued)

Set out below are summaries of performance rights granted under the EIP:

2015 Grant date	Fair value	Balance at start of the year	Granted during the year	Exercised during the year	Lapsed during the year	Balance at end of the year	Vested and exercisable at end of the year
		Number	Number	Number	Number	Number	Number
19 September 2014	0.042	-	7,398,896	-	-	7,398,896	-
19 September 2014	0.044	-	10,845,588	-	-	10,845,588	-
19 September 2014	0.044	-	3,615,196	-	-	3,615,196	-

14 November 2014	0.037	-	4,068,627	-	-	4,068,627	-
14 November 2014	0.038	-	9,191,177	-	-	9,191,177	-
14 November 2014	0.040	-	3,063,725	-	-	3,063,725	-
Total		-	38,183,209	-	-	38,183,209	-

The fair value at grant date for performance rights are determined using a Black-Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for performance rights granted during the year ended 30 June 2015 included:

●	grant date: 19 September 2014 and 14 November 2014
●	share price at grant date: $0.042 and $0.037
●	expected price volatility of the Company’s shares: 90%
●	expected dividend yield: nil%
●	risk-free interest rate: 2.86% and 2.55%

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

The fair value at grant date for long term incentives are determined using an “Up and in Call” Barrier Option Pricing Model.

The model inputs for performance rights granted during the year ended 30 June 2015 included:

●	grant date: 19 September 2014 and 14 November 2014
●	measurement period – Tranche 1: 19 September 2014 to 2 October 2017
●	measurement period – Tranche 2: 19 September 2014 to 1 October 2018
●	barrier price: CAGR 20% per annum over measurement period
●	share price at grant date: $0.042 and $0.037
●	expected price volatility of the Company’s shares: 90%
●	expected dividend yield: nil%
●	risk-free interest rate: 2.86% and 2.55%

Set out below are summaries of options granted under the EIP:

2015 Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
23 December 2013	30 June 2018	0.0774	1,758,176	-	(242,424)	-	1,515,752	1,515,752
24 January 2014	30 June 2018	0.0774	165,116	-	-	-	165,116	165,116
Total			1,923,292	-	(242,424)	-	1,680,868	1,680,868
Weighted average exercise price		0.0774					0.0774

No options expired during the periods covered by the above tables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 31. SHARE-BASED PAYMENTS (CONTINUED)

The weighted average share price at the date of exercise of options exercised during the year ended 30 June 2015 was $0.0774 (2014 – $0.0774). The weighted average remaining contractual life of share options outstanding at the end of the period was 4 years. Options vest in three equal tranches, 33.3% vested on December 31, 2013, 33.3% vested on June 30, 2014, and 33.3% to vest on June 30, 2015. Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The options are subject to accelerated vesting according to agreed terms in each person’s employment contract.

242,424 share options were exercised during the year (2014 – Nil). The share price at the date of exercise of options exercised during the year ended 30 June 2015 was $0.125 (2014 – $Nil).

Fair value of options granted

The assessed fair value at grant date of options granted during the year ended 30 June 2015 were Nil (2014 – $0.028 and $0.037). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2014 included:

●	Vested options are exercisable for a period of 36 months after vesting
●	exercise price: $0.0774
●	grant date: 23 December 2013 and 24 January 2014
●	expiry date: 30 June 2018
●	share price at grant date: $0.04 and $0.05
●	expected price volatility of the Company’s shares: 112% and 116%
●	expected dividend yield: nil%
●	risk-free interest rate: 2.92% and 2.81%

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

(b) Global Employee Share Option Plan (GESOP)

The establishment of the GESOP Plan was approved by shareholders at the 2011 annual general meeting. The GESOP is designed to provide long-term incentives for employees excluding directors to deliver long-term shareholder returns. Under the plan, participants are granted options based on certain performance standards being met. Participation in the plan is at the board’s discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share. The exercise price of options is based on the volume weighted average price at which the Company’s shares are traded on the Australian Securities Exchange (ASX) during the seven days up to and including the date of the grant.

Set out below are summaries of options granted under the GESOP:

2015 Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
3 November 2011	3 November 2014	0.279	100,000	-	-	(100,000)	-	-
3 January 2012	3 January 2015	0.233	100,000	-	-	(100,000)	-	-
1 August 2012	1 August 2015	0.185	1,600,000	-	-	-	1,600,000	1,600,000
16 November 2012	1 August 2015	0.185	1,200,000	-	-	-	1,200,000	1,200,000
20 February 2013	20 February 2016	0.173	200,000	-	-	-	200,000	200,000

Total			3,200,000	-	-	(200,000)	3,000,000	3,000,000
Weighted average exercise price		0.189		-			0.184

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 31. SHARE-BASED PAYMENTS (CONTINUED)

2014 Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
3 November 2011	3 November 2014	0.279	100,000	-	-	-	100,000	100,000
3 January 2012	3 January 2015	0.233	100,000	-	-	-	100,000	100,000
1 August 2012	1 August 2015	0.185	1,600,000	-	-	-	1,600,000	450,000
16 November 2012	1 August 2015	0.185	1,200,000	-	-	-	1,200,000	-
20 February 2013	20 February 2016	0.173	200,000	-	-	-	200,000	-

Total			3,200,000	-	-	-	3,200,000	650,000
Weighted average exercise price		0.189		-			0.189

200,000 options expired during the financial year and were forfeited as the exercise price was above the underlying share price.

There were no share options exercised during the year (2014 – $nil). The weighted average remaining contractual life of share options outstanding at the end of the period was less than 1 year (2014 – 1 year). Options vested after a period of twelve months from the grant date.

Fair value of options granted

There were no options granted during the year ended 30 June 2015 (2014 – Nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

(c) Employee Share Option Plan (ESOP)

The establishment of the ESOP Plan was approved by shareholders on 30 April 2010. The Company has ceased to issue options under the ESOP.

The ESOP was designed to provide long-term incentives for employees excluding directors to deliver long-term shareholder returns. Under the plan, participants were granted options based on certain performance standards being met. Participation in the plan was at the board’s discretion and no individual had a contractual right to participate in the plan or to receive any guaranteed benefits. Options under the ESOP vested on grant date.

Options granted under the ESOP carried no dividend or voting rights. Each options granted under the ESOP is convertible into one ordinary share. The exercise price of options granted under the ESOP is $0.10 per option.

Set out below are summaries of options granted under the ESOP:

2015 Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
26 August 2011	26 August 2014	0.10	500,000	-	-	(500,000)	-	-

Total			500,000	-	-	(500,000)	-	-
Weighted average exercise price			0.10				-	-

2014 Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
26 August 2011	26 August 2014	0.10	500,000	-	-	-	500,000	500,000

Total			500,000	-	-	-	500,000	500,000
Weighted average exercise price			0.10				0.10	0.10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 31. SHARE-BASED PAYMENTS (CONTINUED)

500,000 options expired during the financial year and were forfeited as the exercise price was above the underlying share price.

Fair value of options granted

There were no options granted during the year ended 30 June 2015 (2014 – $nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information, where options are issued to employees of subsidiaries within the group.

(d) Options issued to directors with shareholders approval

At the 2010 annual general meeting, shareholders approved the issue of 34,500,000 options to the directors. Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share. The exercise price of options is $0.20 for 32,500,000 and $0.10 for 2,000,000.

Set out below are summaries of options granted with shareholders approval:

2015 Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Lapsed during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
6 December 2010*	6 December 2014	0.10	2,000,000	-	-	(2,000,000)	-	-

Total			2,000,000	-	-	(2,000,000)	-	-
Weighted average exercise price		0.10	0.10				-	-

2014 Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Lapsed during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
6 December 2010	6 December 2013	0.20	32,500,000	-	-	(32,500,000)	-	-
6 December 2010*	6 December 2014	0.10	2,000,000	-	-	-	2,000,000	2,000,000

Total			34,500,000	-	-	(32,500,000)	2,000,000	2,000,000
Weighted average exercise price		0.194	0.194				0.10	0.10

*these options were issued to Neil Frazer and had a 4 year vesting period and were fully vested as at 30 June 2014 upon his termination of employment

(e) Performance rights issued to directors with shareholders approval

At the 2014 annual general meeting, shareholders approved the issue of 16,323,529 performance rights to the directors. Performance rights granted under the plan carry no dividend or voting rights. When exercisable, each performance right is convertible into one ordinary share. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 1.8 years (2014 – Nil).

Set out below are summaries of performance rights granted with shareholders approval

2015 Grant date	Type of performance right granted	Fair value	Balance at start of the year	Granted during the year	Exercised during the year	Lapsed during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
14 November 2014	STI	0.037	-	4,068,627	-	-	4,068,627	-
14 November 2014	LTI – Tranche 1	0.038	-	9,191,177	-	-	9,191,177	-
14 November 2014	LTI – Tranche 2	0.040	-	3,063,725	-	-	3,063,725	-
Total			-	16,323,529	-	-	16,323,529	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 31. SHARE-BASED PAYMENTS (CONTINUED)

(e) Performance rights issued to directors with shareholders approval (continued)

Fair value of performance rights granted

The fair value at grant date for Short Term Incentive performance rights is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the performance right. The fair values at grant date for Long Term Incentive performance rights are determined using an “Up and in Call” Barrier Option Pricing Model.

(f) Options issued to other parties

During the year, options were issued to Bergen Global Opportunity Fund, LP (Bergen) in accordance with the investment agreement entered into in October 2014.

Set out below is a summary of the options granted to Bergen:

2015 Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
2 October 2014	2 October 2017	0.05475	-	19,800,000	(19,800,000)	-	-	-

Fair value of options granted

There were no options granted during the year ended 30 June 2015 (2014 – $nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

(g) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period were as follows:

	Consolidated
	30 June 2015	30 June 2014
	$	$

Share-based payment expense	565,606	-
Employee share-based payment expense	738,799	57,309
	1,304,405	57,309

Share based payment expenses in relation to the investment agreement with Bergen have been recognised as part of Finance Costs. Share-based payment transactions with employees are recognised during the period as a part of employee benefit expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 32. PARENT ENTITY INFORMATION

Set out below is the supplementary information about the parent entity.

Statement of comprehensive income

	Parent
	30 June 2015	30 June 2014
	$	$

Loss after income tax	(29,484,263)	(15,651,281)
Total comprehensive income	(29,484,263)	(15,651,281)

Statement of financial position

	Parent
	30 June 2015	30 June 2014
	$	$

Total current assets	6,103,198	20,313,908
Total non current assets	26,255,547	937
Total assets	32,358,745	20,314,845

Total current liabilities	1,848,136	977,777
Total non current liabilities	6,715,710	363,932
Total liabilities	8,563,846	1,341,709

Equity
- Contributed equity	179,878,437	149,014,372
- Reserves	5,535,781	2,093,819
- Accumulated losses	(161,619,319)	(132,135,056)
Total equity	23,794,899	18,973,135

Guarantees of financial support

There are no guarantees entered into by the parent entity.

Contingent liabilities of the parent entity

Refer to note 24 for details in relation to contingent liabilities as at 30 June 2015 and 30 June 2014.

Capital commitments - Property, plant and equipment

The parent entity did not have any capital commitments for property, plant and equipment at as 30 June 2015 and 30 June 2014.

DIRECTORS’ DECLARATION

in the directors’ opinion:

(a)	the financial statements and notes set out on pages 38 to 85 are in accordance with the Corporations Act 2001, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2015 and of their performance for the financial year ended on that date; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Note 1 (a) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

On behalf of the directors

Lucy Turnbull, AO

Chairman,

Prima BioMed Ltd

28 August 2015

Independent auditor’s report to the members of

Prima Biomed Ltd

Report on the financial report

We have audited the accompanying financial report of Prima Biomed Ltd (the company), which comprises the consolidated balance sheet as at 30 June 2015, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for Prima Biomed Ltd (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101: Presentation of Financial Statements that the financial statements comply with International Financial Reporting Standards (IFRS).

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the consolidated entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au
Liability limited by a scheme approved under Professional Standards Legislation.

87

Auditor’s opinion

In our opinion,

a)	the financial report of Prima Biomed Ltd is in accordance with the Corporations Act 2001, including:

1)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2015 and of its performance for the year ended on that date; and

2)	complying with Australian Accounting Standards including the Australian Accounting Interpretations and the Corporations Regulations 2001.

b)	the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the remuneration report included in pages 17 to 28 of the directors’ report for the year ended 30 June 2015. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s opinion

In our opinion, the remuneration report of Prima Biomed Ltd for the year ended 30 June 2015 complies with section 300A of the Corporations Act 2001.

PricewaterhouseCoopers

Rod Dring	Sydney
Partner	28 August 2015

88

SHAREHOLDER INFORMATION

The shareholder information set out below was applicable as at 25 August 2015.

There are a total of 1,974,298,018 ordinary fully paid shares on issue held by 12,106 holders.

Distribution of equitable securities

Analysis of number of equitable security holders by size of holding:

Number of holders of ordinary shares
1 – 1,000	379
1,001 – 5,000	1,650
5,001 – 10,000	1,664
10,001 – 100,000	6,068

100,001 – and over	2,345

Total	12,106

Holding less than a marketable parcel	3,061

Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest security holders of quoted equity securities are listed below:

Top 20 holders of ordinary shares	Ordinary shares held
	Number held	% of total shares issued
NATIONAL NOMINEES LIMITED	570,514,355	28.897
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	112,597,848	5.703
INNOVEN TACTICAL INVESTMENT FUND	48,359,936	2.449
J P MORGAN NOMINEES AUSTRALIA LIMITED	30,065,405	1.523
MS LUCY TURNBULL	17,334,576	0.878
CITICORP NOMINEES PTY LIMITED	15,566,193	0.788
MR THOMAS TSCHEREPKO	13,000,000	0.658
UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD	11,853,399	0.600
INFINITIS SARL	11,461,819	0.581
DR FREDERIC TRIEBEL	9,311,383	0.472
ABN AMRO CLEARING SYDNEY NOMINEES PTY LTD <CUSTODIAN A/C>	9,193,493	0.466
H CORNWELL & SON PTY LTD <PINES H/W &G C STAFF S/F A/C>	8,117,500	0.411
MR MARC VOIGT	6,979,167	0.354
IRPAC PTY LTD	5,745,500	0.291
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	5,098,908	0.258
MR MARIO BONDANZA	4,949,115	0.251
MR EDWARD MCCLAFFERTY	4,200,000	0.213
MR GOH GEOK KHIM	4,000,000	0.203
MR ANTOLIK TSCHEREPKO	4,000,000	0.203
MS DEANNE MILLER	4,000,000	0.203
	896,348,597	45.401

SHAREHOLDER INFORMATION CONTINUED

Top 20 holders of listed options	Options
	Number held	% of total options issued
MR EDWARD MCCLAFFERTY	5,700,000	7.366
MS LUCY TURNBULL	4,258,644	5.504
MR GOH GEOK KHIM	2,000,000	2.585
MR ROBERT RICHARD TAYLOR & MRS KARILYN KAY TAYLOR <THE TAYLOR SUPER FUND A/C>	1,500,000	1.939
MR PETER DAVID NEWTON & MRS ANN LOUISE NEWTON	1,250,000	1.615
MR JAYSON CHARLES MEDWAY & MRS DEIRDRE GRACE MEDWAY <J & D SUPERFUND A/C>	1,025,000	1.325
I R S F PTY LTD	1,000,000	1.292
MRS ANN-MARIE SWEET & MR PETER JEFFREY SWEET <SWEET SUPER FUND A/C>	800,000	1.034
MISS KEM FOON GOON	750,000	0.969
MR EARL JOHN CHURCHILL GRAY & MRS MARGARET ELIZABETH GRAY <THE GRAY SUPER FUND A/C>	717,464	0.927
MS JOANNE MARTIN	700,000	0.905
MR IAN WILTON & MS SHARON LAWLER FROOME <I WILTON SUPER FUND A/C>	650,000	0.840
MR TERRENCE JOHN AHERN	625,000	0.808
TROPIC INVESTMENTS PTY LTD <TROPIC INVEST S/F A/C>	591,035	0.764
MR PETER JOHN WOODS & MRS MARLENE DENISE WOODS	546,875	0.707
ACEWIN PTY LTD	500,000	0.646
MR JOSIP ZAMBONI & MRS MOMIRKA ZAMBONI <ZAMBONI SUPER FUND A/C>	500,000	0.646
MR ADAM JOHN KING	500,000	0.646
DR NGOC HIEN NGUYEN & MRS THU THAO NGUYEN <NGUYEN SUPER FUND A/C>	500,000	0.646
MR ANUJ MEHTA	483,614	0.625
	24,597,632	31.789

Unquoted equity securities

	Number on issue	Number of holders
Options and warrants issued under the Prima BioMed Ltd	530,171,335	22
Convertible Notes	13,750,828	1

Substantial holders

There are no substantial holders in the Company.

Voting rights

The voting rights attached to ordinary shares are set out below:

Ordinary shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Options

No voting rights.

Performance rights

No voting rights.